SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

May 3, 2011

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in
connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Attached hereto and incorporated by reference herein are portions (English language sections) of a shelf offering report made public in Israel by Partner Communications Company Ltd. ("Partner") in connection with Partner's offering of Series D and Series E Notes in Israel. The attached updates information regarding Partner previously disclosed in its public filings with the SEC and discusses new information not previously disclosed in its public filings with the SEC, including risk factors.

The offering of the securities pursuant to the Shelf Offering Report was made only in Israel. The securities have not and will not be registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), and may not be offered or sold in the United States or to U.S. Persons (as defined in Regulation “S” promulgated under the Securities Act) without registration under the Securities Act or an exemption from the registration requirements of the Securities Act.

This Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy any securities.

FINAL
May 3, 2011

14. Information about the Offering and the Company

14.1 Forward Looking Statements

Some of the information contained or incorporated by reference in this shelf offering report and in the shelf prospectus filed with the Israel Securities Authority (ISA) on September 3, 2009 (the "Initial Shelf Prospectus", and as amended on May 23, 2010 and on September 20, 2010, the "Amended Shelf Prospectus", and together with the Initial Shelf Prospectus, the "Shelf Prospectus") contains forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe," "anticipate," "expect," "intend," "seek," "will," "plan," "could," "may," "project," "goal," "target," and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this shelf offering report and in the Shelf Prospectus, including the statements in "14.5 Risk Factors" below and in "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" in our Annual Report on Form 20-F for the fiscal year ended December 31, 2010 (the "2010 20-F"), incorporated by reference into this shelf offering report and in the Shelf Prospectus, and elsewhere in this shelf offering report and the Shelf Prospectus and in the 2010 20-F regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions, and possible regulatory and legal developments.

For a description of some of the risks we face, see "14.5 Risk Factors" below and "Item 4. Information on the Company", "Item 5. Operating and Financial Review and Prospects", "Item 8A. Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. Quantitative and Qualitative Disclosures about Market Risk" in our 2010 20-F incorporated by reference into this shelf offering report and in the Shelf Prospectus. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this shelf offering report and in the Shelf Prospectus might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

14.2 Summary Information Regarding the Company

You should read the following summary together with the more detailed information regarding us and the securities being offered hereby, including the risks discussed under the heading "14.5 Risk Factors," contained in this shelf offering report. You should also read carefully the consolidated financial statements and notes thereto and the other information about us that is incorporated by reference in this shelf offering report and in the Shelf Prospectus, including our 2010 20-F and our Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on April 14, 2011 regarding 012 Smile Telecom Ltd.’s financial results for the year ended December 31, 2010 and containing our unaudited pro forma condensed consolidated statement of financial position as of December 31, 2010 prepared as though our acquisition of 012 Smile Telecom Ltd. had occurred as of December 31, 2010 and our unaudited pro forma condensed consolidated statement of income of the Company for the year ended December 31, 2010  prepared as though our acquisition of 012 Smile Telecom Ltd. occurred as of January 31, 2010.

Our Company

We were the first GSM mobile telephone network operator in Israel. We received our mobile telephone license in April 1998, commenced full commercial operations of our digital GSM cellular telephone network in January 1999 and on December 1, 2004 we commercially launched our third generation, or GSM, service. Since then, we have expanded rapidly, and on December 31, 2010 we had approximately 3.16 million subscribers, representing an estimated 32% of total Israeli cellular telephone subscribers at those dates. During the twelve months ended December 31, 2010, we increased our customer base by approximately 3.9% with approximately 118,000 net active new subscribers joining the Company in 2010, compared to 144,000 net new subscribers in 2009. At December 31, 2010, approximately 72.5% of our customer base (approximately 2,290,000 subscribers) was represented by post-paid subscribers who subscribe to post-paid tariff plans and 27.5% (approximately 870,000 subscribers) by subscribers who subscribe to pre-paid tariff plans. As of December 31, 2010, we also had more than 1,549,000 3G customers (included in the subscriber data above).

Beginning for the year 2009, we have organized our business into two segments:

-
the cellular business segment, our core business, which represents the substantial majority of our total revenues.  The cellular business segment includes all services provided over our cellular networks including airtime, interconnect, roaming and content services. In addition, the cellular business segment's activities include sales of relevant equipment including cellular handsets, datacards, modems (including built-in modems in laptops) and related equipment and accessories; and

-
the fixed line business segment, which includes a number of services provided over fixed line networks including transmission services; Primary Rate Interface ("PRI") lines for business sector customers, Voice over Broadband telephony services (“VOB”), and Internet Service Provider services (“ISP”).  Approximately 63,000 VoB and ISP subscribers joined the company during the ramp up period in 2009 and as of December 31, 2010, the Company had approximately 115,000 fixed line and ISP subscribers (subscribers to both cellular and fixed line services are counted separately for each service for the purposes of subscriber count).

We market our services under the orange brand, which is licensed to us and has been used successfully in other markets around the world to promote cellular telephone services. Market surveys show that we have achieved strong brand awareness in Israel. We have also received awards recognizing our high standards of customer service. In 2010, we were named by Globes, a leading Israeli business daily newspaper, as the number-one communications brand in Israel for the eighth consecutive year. In 2010, we won the “best workplace” award in the telecommunication industry, an award granted to us by Business Data Information (“BDI”).

Our GSM/UMTS network covered 99% of the Israeli population at year-end 2010.  We currently operate our GSM network in the 900 MHz and 1800 MHz bands and the UMTS network in the 2100 Mhz band. Our GSM services include standard and enhanced GSM services, as well as value-added services and products such as roaming, voice mail, voice messaging, color picture messaging, ringtone and game downloads, information services, and General Packet Radio Services (“GPRS”), which enables the packet transfer of data.

Our 3G network offers a wide range of services, such as video calls, a new portal of content services including a rich selection of video-based services under the “orange time” sub-brand, and the transmission of data.

Our principal executive offices are located at 8 Amal Street, Afeq Industrial Park, Rosh Ha’ayin 48103, Israel (telephone: 972-54-7814-888).

Our Strategy

We intend to continue to enhance revenues and profitability, and to continue to create value for our shareholders, customers and employees. In order to accomplish this, we intend to:

•
Evolve into a Diversified Multi-service Communications and Media Service Provider. We are continuing to broaden and diversify our portfolio of products and services to evolve into a diversified multi-service communications and media service provider. In addition to our core business providing cellular telecommunications services, our services offering range now includes fixed-line telephony, transmission services, ISP services and other accompanying telecom and media services. The recent acquisition of 012 Smile Telecom Ltd. (“012 Smile”) will enable us to continue to focus on our current core business while 012 Smile will continue to focus on its current International Long Distance (“ILD”), ISP and VOB businesses. We also intend to further enrich our media and content offerings in order to attract new customers and increase the level of loyalty and satisfaction of our existing customer base. Our licenses to operate in various telecommunications areas enable us to provide a wide range of services that will potentially be used to create a bundle of telecom and other adjacent services which we believe will favorably affect our ability to limit cellular churn rates, increase customer loyalty, maximize the synergy between our lines of business and generate additional streams of revenues.

•
Broaden 3G Service Use and Our Subscriber Base. The penetration rate in Israel is very high; however, we believe that we can increase our revenues from our existing customer base and also add new subscribers to our network. We believe that a major source of growth for us is additional revenues from our 3G and data card subscribers consuming more data and content services. We are leveraging our outstanding reputation for network quality, innovation, and customer service to develop our 3G business in order to benefit from that growth. We consistently launch new 3G based products to attract new customers and to increase consumption of data services. We also aim to offer desirable content and to make our 3G services widely accessible and affordable.

•
Maintain Strong Branding. We believe that a focused marketing strategy based upon strong branding for our products and services has substantially reinforced our subscriber growth and loyalty. We intend to continue to promote a strong brand. We also intend to support our branded image by continuing to focus on customer service, innovation and advanced technology.

Competitive Strengths

We believe that the following competitive strengths differentiate us from our competitors and will assist us in achieving our mission and implementing our strategies:

•
Wide variety of communication products. We believe that our offering of VoB, ISP and VOD services, as well as our ILD services which will be provided by 012 Smile, strengthens our position in the communications market. Offering a wide variety of combined mobile and fixed-line data products and services will enable us to better compete with the bundled services of other players, increase customer loyalty, and serve as an additional source of revenue.

•
Focus on Customer Service. We believe we provide quality customer service through quick, simple and reliable handling of customer needs and interactions, which we have achieved through investments in technology and training of customer service skills.

•
High Quality Network. We believe that we set high standards for network quality and that our use of sophisticated network planning and optimization tools and techniques and our investment in dense base station coverage have produced a high quality network.

•
Strong Brand Identity. Since the launch of full commercial operations in 1999, we have made a substantial investment in promoting our brand identity in Israel to represent quality, innovation and customer service. Our marketing activities have resulted in wide-scale recognition of our brand in Israel.

•
Strong Financial Performance and Financial Position. Our net cash provided by operating activities less net cash used in investing activities has been NIS 1,021 million and NIS 1,472 million for the years ended December 31, 2009 and 2010, respectively.

•
Strong and Motivated Management Team. We have been able to attract a number of Israeli senior managers from the telecommunications, high-tech and consumer products industries. Our management team is experienced and highly respected and, we believe, well-positioned to manage and lead the Company. We believe that our performance-based incentive package aligns the interests of senior management with those of our shareholders.

14.3 Recent Developments

Acquisition of 012 Smile Telecom Ltd.

On March 3, 2011, following the receipt of the approval from the Ministry of Communications and the Israeli Antitrust Commissioner, we completed our acquisition of all of the outstanding shares of 012 Smile from Merhav-Ampal Energy Ltd. 012 Smile is a leading Israeli telecommunications operator, which provides international telecommunication services and local telecommunication fixed services, including telephony services using VoB access and internet services, with revenues of approximately NIS 1,113 million for 2010 during the 11 months starting February 1, 2010, the date on which 012 Smile’s business activities began to operate under a new company. 012 Smile has extensive experience in the Israeli communications market, a strong brand name in the ISP and international long distance market, and a solid base of approximately 1.1 million customers subscribing to broadband, international long distance, and fixed-line telephony services. The purchase of 012 Smile is an important step in our strategic transformation into a comprehensive communications group. 012 Smile provides a complimentary asset to our current abilities by enhancing its ISP and its fixed line presence and by enabling us to secure a foothold in the international long distance calls market. We believe that the acquisition will strengthen our position towards other telecom groups and improve both our and 012 Smile’s efficiency by capturing ISP and transmission synergy.

The Ministry of Communications’ approval of the acquisition requires structural separation among the Company and 012 Smile for a limited period of time. See below “14.5 Risk Factors - We face risks associated with the acquisition of 012 Smile Telecom Ltd.”.

The information regarding 012 Smile’s business operations presented above has been provided to us by 012 Smile, without our independent verification. See below “14.5 Risk Factors - Risks Relating to Our Business Operations - We face risks associated with the acquisition of 012 Smile Telecom Ltd.".

The Company entered into an amendment to its brand license agreement

On April 28, 2011, we entered into an amendment (the “Amendment”) to our license agreement, which was entered into on September 14, 1998 (the “Original Agreement”) with Orange Brand Services Limited, a member of the France Telecom Group (“Orange”), for the use of the Orange brand.

The Original Agreement provided for a royalty review period from July 1, 2012 to September 30, 2012 ("Royalty Review Period") in respect of the royalties to be paid by Partner to Orange for the term of five years commencing on July 1, 2013 in connection with the use of the Orange brand by Partner. Partner has agreed in the Amendment to pay to Orange royalty fees earlier than July 1, 2013, in consideration for certain amendments to the Original Agreement and the provision by Orange of assistance in areas such as marketing and devices.

Royalties payable will be based on a percentage of Partner’s revenues from the provision of services offered under the Orange brand. The Amendment provides for agreed royalties for a period of 15 years, commencing on July 4, 2011, subject to the establishment of a mutually acceptable procurement arrangement.  If such condition is not satisfied, the Amendment will terminate, the Original Agreement will remain in effect and Partner and Orange will negotiate the terms of the royalties during the Royalty Review Period provided for in the Original Agreement. The Amendment also provides that Partner may terminate the Amendment by not less than three months notice at any time before the second anniversary of the Amendment.

Notwithstanding any termination of the Amendment, Partner and Orange have agreed to amend the Original Agreement to provide that:

•	either party may terminate the Original Agreement upon a material breach by the other party; and
•
upon any termination of the Original Agreement, Orange will not grant a license to use the Orange brand or otherwise permit use of the Orange brand in Israel for a period of 24 months, in respect of business-to-business telecommunications services, and for 30 months, in respect of other licensed telecommunications services.

The selection of two bidders in the UMTS frequencies allocation tender for two additional cellular operators

On April 12, 2011, Mirs Communications Ltd. (an existing cellular operator) and 018 Xfone Communications Ltd. won the Ministry of Communications’ UMTS frequencies allocation tender for two additional cellular operators. Each of the beneficiaries is committed to a payment of license fees in the amount of more than NIS 700 million (US$ 205 million). The beneficiaries will be awarded various benefits and leniencies, such as: (a) a minimal license fee of NIS 10 million (US$ 2.9 million). The remaining amount of the license fee will be paid at the end of the five year period following award of the license. Each of the beneficiaries will be eligible for reductions in the license fee to a minimum of NIS 10 million, according to the market share achieved in the private (residential) segment of the market in the five years following award of the license. For each percent of the private market captured by the beneficiary, the beneficiary will be awarded a reduction of one-seventh of the remaining license fee (less NIS 10 million). The beneficiaries will be required to deposit a guarantee with the Ministry of Communications for the full license fee less the minimal fee of NIS 10 million. The guarantee will be reduced at the end of the second and fifth year according to the market share achieved at that time. (b) The tender winners will be allowed gradual geographic deployment of the infrastructure over a period of seven years and use of national-roaming services on the networks of existing cellular operators ("Roaming Services").

In accordance with an amendment to the Telecommunications Law, existing cellular operators will be required to allow the tender winners to use Roaming Services for a period of seven years, commencing on the date of the Ministry of Communications’ approval that cellular services can be provided by the beneficiary, not through Roaming Services, to an area with at least 10% of the population, and as long as at the end of four years from the beginning of this period, the beneficiary will be able to provide cellular services, not through Roaming Services, to an area with at least 40% of the population. The Minister of Finance and the Minister of Communications can extend each of the above periods for one additional period that will not exceed three years. Until the determination of a final tariff by the Minister of Communications with the consent of the Minister of Finance, due no later than February 1, 2012, the existing cellular operator will only be allowed to charge the beneficiary prices for Roaming Services that do not exceed the Interconnect Tariff that will be in effect at that time (with regard to cellular data, the price per 1MB shall not exceed 65% of the Interconnect Tariff set for minute of a voice call).

There is a possibility that the beneficiaries will be awarded in the future additional benefits and leniencies such as the regulation of telecommunications infrastructure sharing as well as a rebates mechanism for spectrum fees, based on the market share gained by the beneficiaries in the private sector over a five year period after being awarded the license.

The entrance of new competitors is a significant development in the already vibrant competitive cellular environment in which we operate. This development may cause a further strengthening of the already significant upward trend in subscriber acquisition and retention costs for cellular subscribers and a further strengthening of the downward trend in cellular tariffs, and may also cause an increase in the cellular churn rate above that which has already been experienced, and may further affect our business and operating results.

Changes to the Management of 012 Smile Telecom Ltd.

On March 13, 2011, we announced the appointment of Mr. Offer Peri as Chief Executive Officer of 012 Smile effective as of April 1, 2011 replacing Ms. Stella Handler. As a result of the Company's acquisition of 012 Smile and the appointment of the new CEO of 012 Smile, further changes in the management of 012 Smile are expected. See below "14.5 Risk Factors - We face risks associated with the acquisition of 012 Smile Telecom Ltd. - Integration risk."

The Company signed a non-binding MOU with Alon Cellular Ltd.

In March 2011, we signed a non-binding Memorandum of Understanding with Alon Cellular Ltd. ("Alon Cellular") that includes commercial understandings regarding Alon Cellular's use of Partner's network as an MVNO (Mobile Virtual Network Operator). The Memorandum of Understanding will automatically terminate if the parties do not sign an agreement within the designated 60 day negotiation period or an extended 30 day period.

Legal proceedings

Following our submission of our 2010 20-F on March 21, 2011 to the SEC, an additional four claims, together with a request to recognize these claims as class actions, have been filed against the Company. The amount of each of these claims individually against the Company, if recognized as a class action, is not material. The aggregate amount of these four claims against the Company, if the claims are recognized as class actions, is estimated at approximately NIS 106 million. Furthermore, one claim filed against the Company, together with a request to recognize this claim as a class action, in the estimated amount of NIS 24 million (if recognized as a class action) has been dismissed.

In addition, on April 14, 2011, the Tel-Aviv District Court approved the settlement agreement with respect to the claim and the motion to certify the claim as a class action described in clause c(3) under note 18 to our consolidated financial statements ("the Clause"). The claim, originally made in a filing made by the plaintiffs on November 11, 2006, alleged that we unlawfully charged subscribers for incoming short messages (SMS) for a dating service ("Pupik service"), while they did not agree to get nor to pay NIS 5 for each short message. The court decided that the total amount to be returned to the subscribers will be according to the final report of an outside expert, as described in the Clause.

In addition, during 2008, several claims and motions to certify the claims as class actions were filed with various District Courts in Israel against several international telephony companies, including 012, in the amount of approximately NIS 641,520,000 (where the claim against 012 Smile amounted to approximately NIS 226.4 million). The plaintiffs alleged that with respect to prepaid calling card services the defendants misled the consumers in certain issues, charged consumers in excess, and formed a cartel that arranged and raised the prices of calling cards. Following various hearings, on April 14, 2011, the Supreme Court recommended that the parties resolve the dispute by way of mediation. The parties were instructed to inform the Court of the outcome of the mediation procedure within 120 days.

In addition, following our submission of our 2010 20-F, two claims filed against 012 Smile, together with a request to recognize these claims as class actions, in the estimated amount of NIS 43 million, have been dismissed.

See "Item 3D. Risk Factors" and "Item 8A.  Financial Information - Consolidated Financial Statements and Other Financial Information – Legal and Administrative Proceedings" of the 2010 20-F, and Notes 18 and 26 of our consolidated financial statements attached to our 2010 20-F, for other information on our legal proceedings.

14.4 Summary Terms of the Offer

Issuer	Partner Communications Company Ltd.
Securities Offered	NIS 140,000,000 principal amount of Series D Notes and NIS 560,000,000 principal amount of Series E Notes, together referred to as the Notes.
Denomination	The Notes will be issued in NIS units, each in the principal amount of NIS 1,000.
Series D Offering Price	NIS 988 per unit.
Series E Offering Price	NIS 996 per unit.
Series D Principal Payment Dates	Principal payable in 5 equal annual installments on December 30 of each of the years 2017 through 2021.
Series E Principal Payment Dates	Principal payable in 5 equal annual installments on December 30 of each of the years 2013 through 2017.
Series D Maturity	December 30, 2021.
Series E Maturity	December 30, 2017.
Interest Rate Series D	A variable interest rate based on the annual interest rate of short term debt issued by the State of Israel ('Makam') in addition to a fixed annual spread of 1.20% per year (calculated quarterly).
Interest Rate Series E	A fixed interest rate of 5.5% per year.
Series D Interest Payment Dates	Interest on the outstanding principal of the Series D Notes is payable on March 30, June 30, September 30 and December 30 of each of the years 2010 through 2021.
Series E Interest Payment Dates	Interest on the outstanding principal of the Series E Notes is payable on June 30 and December 30 of each of the years 2010 through 2017.
Series D Linkage	None.
Series E Linkage	None.
Ranking	Unsecured debt.
Rating	ilAA-/negative
Early Redemption	None.
Trading	We have applied to list the Notes for trading on the TASE.
Use of Proceeds	The proceeds of such an offering will be used for the Company's current needs including settling payments on, or purchasing, the Company's Series A Notes and/or refinancing other debt.
Governing Law	Israeli law and courts
Trustee for the Series D Notes	Hermetic Trust (1975) Ltd.
Trustee for the Series E Notes	Ziv Haft Trusts Company Ltd.

14.5 Risk Factors

You should carefully consider all of the information contained in and incorporated by reference into this shelf offering report and the Shelf Prospectus and, in particular, the following risk factors when deciding whether to invest in the securities being offered.  Depending on the extent to which any of the following risks materializes, our business, financial condition, cash flow or results of operations could suffer, and the market price of our shares may be negatively affected. The risks below are not the only ones we face, and other risks currently not affecting our business or industry, or which are currently deemed insignificant, may arise.

RISKS RELATING TO THE REGULATION OF OUR INDUSTRY

We operate in a highly regulated telecommunications market which limits our flexibility in managing our business and may materially and adversely affect our business and results of operations.

We are exposed to government regulatory intervention regarding a broad range of issues in the telecommunications industry, such as interconnect tariffs, roaming charges and other billing and customer service matters; the construction and maintenance of antennas and other network infrastructure; providing infrastructure access to existing or new telecommunications services providers; frequency allocation; limitations or other constraints on the services and products that we may sell; the terms and conditions of our subscriber agreements; anti-trust regulation; and obligations under our operating license. In addition, in recent years, the Ministry of Communications has taken active steps to increase competition in the cellular market, and in the past year it has escalated its intervention in this regard. In January 2010, the Ministry of Communications adopted regulations providing for Mobile Virtual Network Operator (MVNO) licenses, and it has recently granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses. In September 2010, the Ministry of Communications published a tender for the allocation of UMTS frequency to additional infrastructure-based cellular operators in Israel. Four companies have submitted tender offers. On April 11, 2011, the tender was concluded and the UMTS frequencies were awarded to MIRS Communications Ltd. (“MIRS”) and 018 Xfone Communications Ltd. See above “14.3 Recent Developments - The selection of two bidders in the UMTS frequencies allocation tender for two additional cellular operators.”

The Ministry of Communications is also increasing competition by reducing entry barriers to enable new operators to enter the cellular market by allowing site sharing and national roaming and by allowing the use of existing cellular networks, including our’s, by other telecommunications services providers using competing or complementary technologies, such as Voice Over Broadband over Cellular (“VoC”) and providing Worldwide Interoperability for Microwave Access (“WiMAX”) licenses and/or other licenses. In addition, the Ministry of Communications intends to increase competition by, among other measures, allowing the use of our cellular network by other telecommunications services providers using competing or complementary technologies, such as Voice Over Broadband over Cellular (“VoC”) and providing Worldwide Interoperability for Microwave Access (“WiMAX”) licenses and/or other licenses. In addition, in the past year, the Ministry of Communications also increased competition by adopting regulations that facilitate the migration of subscribers between cellular companies by, among other measures, limiting the amount which telecommunication operators may charge subscribers who terminate their agreement before the end of their commitment period, and by prohibiting linkage between the sale of handsets and the provision of various benefits regarding cellular services. See below “14.5 Risk Factors - Competition from existing telecommunications providers, and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase our churn rate, all of which could adversely affect our business and results of operations.”

As further described below, these regulations impose substantial limitations on our flexibility in managing our business; may limit our ability to compete by, among other measures, limiting our ability to develop our network, or preferring new and/or small competitors in the allocation of new frequencies, including those designated for the next generation of cellular services; and may increase our costs, decrease our revenues and reduce our ability to expand our business. As a result, industry regulation has had in the past, and may in the future have, a material adverse effect on our business and results of operations. In addition, new laws, regulations or government policies, or changes in current regulations, may be adopted or implemented in a manner which damages our business and operating results. In this regard, it should be noted that in January 2011, the regulations regarding the royalty rate paid by Israeli cellular telephone operators were amended so that the royalty rate shall be increased from 1% of “chargeable revenues” in 2010 to 1.75% in 2011 and 2.5% in 2012. Announcements by the government, telecommunications operators or others of changes or other developments in applicable regulations may have a negative impact on the market value of our shares.

Furthermore, defending ourselves against regulatory violations alleged by state authorities or consumers has required, and may in the future require, substantial financial and management resources. We may not always be successful in our defense, and should we be found in violation of these regulations, we and our management may be subject to civil or criminal penalties, including the loss of our operating license.

Recent and potential future regulation and negotiation of roaming tariffs, both within Israel and elsewhere, may increase our roaming expenses, may decrease our roaming revenues and prevent us from raising our tariffs. If we cannot obtain or maintain favorable roaming arrangements, our services may be less attractive or less profitable.

The Ministry of Communications has declared its intention to evaluate roaming charges and, in November 2008 and February 2009, has requested us and our competitors to provide information regarding our roaming services. In August 2008 the government instructed the Ministry of Communications, together with other ministries, to negotiate a reduction of inbound and outbound roaming tariffs with the European Union (“EU”) and/or members of the EU or countries frequently visited by Israelis, and to consider other tools for reducing roaming charges. Because roaming charges represent a significant source of revenue and profits, if roaming tariffs are reduced as a result of the review by the Ministry of Communications or as a result of the proposed negotiations or otherwise, if additional EU member operators raise their tariffs, or if we are not able to raise our tariffs or otherwise compensate for possibly higher roaming expenses, this could adversely affect our profitability and results of operations.

We rely on agreements to provide roaming capability to our subscribers in many areas outside Israel. However, we cannot control the quality of the service that other telecommunication companies provide, and it may be inferior to our quality of service. Equally, our subscribers may not be able to use some of the advanced features that they enjoy when making calls on our network.

Some of our competitors may be able to obtain lower roaming rates than we obtain because they may have larger call volumes, or because of their affiliations with other international cellular operators. Competition has intensified since Pelephone began providing a significant volume of roaming services through its new UMTS system. We are also subject to competition from alternative roaming solutions, including from other service providers. These service providers use alternative technologies that bypass the existing method of providing roaming services.

If our competitors’ providers can deliver a higher quality or a more cost effective roaming service, then subscribers may migrate to those competitors and our results of operations could be adversely affected. Further, we may not be able to compel providers to participate in our technology migration and enhancement strategies. As a result, our ability to implement technological innovations could be adversely affected if these overseas providers are unable or unwilling to cooperate with the further development of our network or if they cease to provide services comparable to those we offer on our network.

Our business and operating results have been adversely affected by reductions in call and SMS interconnect tariffs imposed by the Ministry of Communications, and may be further materially adversely affected by future regulatory developments in these areas.

Call interconnect tariffs. September 6, 2010, the Ministry of Communications published its formal decision regarding a material reduction of interconnect tariffs. The monthly direct adverse affect of the reduction for 2011, without taking into consideration any mitigating steps, is estimated at approximately NIS 30-40 million on the Company’s EBITDA and approximately NIS 20-30 million on the Company’s net income. In addition to the direct adverse effect, we may suffer from additional significant indirect adverse effects, as a result, inter-alia, of the following possible developments: migration of outgoing calls from the cellular networks to the fixed line networks and the introduction into the cellular market of a mobile virtual network operator (MVNO) and two additional UMTS operators, while implementing national roaming, based on the new interconnect tariffs.

On November 14, 2010, the Company filed a petition with the Supreme Court of Justice claiming that the Ministry’s decision to reduce interconnect tariffs is mistaken and unlawful. The Company has petitioned the Court to rescind the Ministry’s decision and regulations or alternatively to amend them in such a manner so that the interconnect tariff chargeable by the Company shall not be less than the actual cost. The Company cannot predict the ultimate outcome of the petition. A hearing has been set for June 2011.

SMS interconnect tariffs. In 2005, our license was amended to regulate charging for SMS messages sent outside our network. Due to technological difficulties encountered by our competitors and us in fully complying with this amendment, we may face claims, under one interpretation of the amendment, of not having implemented the amendment with respect to SMS messages sent to the subscribers of two other Israeli cellular operators. We have notified the Ministry of Communications of the difficulty. The Ministry has proposed an amendment to our license, but we are uncertain as to the effectiveness of the amendment in resolving the difficulty. Until such time as the cellular operators develop the necessary interfaces or our license is amended, we may be exposed, if such interpretation prevails, to substantial sanctions and legal claims.

We have had difficulties obtaining some of the building and environmental permits required for the erection and operation of our network sites, and some building and environmental permits have not been applied for. These difficulties could have an adverse effect on the coverage, quality and capacity of our network. Operating network sites without building or other required permits may result in criminal or civil liability to us or to our officers and directors.

Our ability to maintain and improve the extent, quality and capacity of our network coverage depends in part on our ability to obtain appropriate sites and approvals to install our network infrastructure, including network sites. The erection and operation of most of these network sites require building permits from local or regional planning and building authorities, as well as a number of additional permits from other governmental and regulatory authorities. In addition, as part of our UMTS network build-out, we are erecting additional network sites and making modifications to our existing network sites for which we may be required to obtain new consents and approvals.

For the reasons described in further detail below, we have had difficulties obtaining some of the building permits required for the erection and operation of our network sites. As of December 31, 2010, less than 10% of our network sites were operating without local building permits or exemptions, which in our opinion, are applicable.

Network site operation without required permits has in some cases resulted in the filing of criminal charges and civil proceedings against us and our officers and directors, and monetary penalties against the Company, as well as demolition orders.  In the future, we may face additional demolition orders, monetary penalties and criminal charges. The prosecutor’s office has set up a national unit to enforce planning and building laws. The unit has stiffened the punishments regarding violations of planning and building laws, particularly against commercial companies and its directors. If we continue to experience difficulty in obtaining approvals for the erection and operation of network sites and other network infrastructure, this could have an adverse effect on the extent, quality and capacity of our network coverage and on our ability to continue to market our products and services effectively. In addition, as we grow our subscriber base and seek to improve the range and quality of our services, we need to further expand our network, and difficulties in obtaining required permits may delay, increase the costs or prevent us from achieving these goals in full. Our inability to resolve these issues in a timely manner could also prevent us from achieving or maintaining the network coverage and quality requirements contained in our license.

Possible amendment to the Non-ionizing Radiation Law. In October 2010, a bill was submitted to amend the Non-Ionizing Radiation Law. In accordance with the bill, permits from the Ministry of Environmental Protection will not be given to cell sites that are within 75 meters of senior citizens institutions including senior citizen housing, education institutions, shelters and hospitals. In accordance with the bill, any permit that will be given to a cell site that does not fulfill the said provision shall expire within 6 months from the date of the amendment. The bill passed a preliminary reading in the Parliament and received the approval of the Ministerial legislative committee. If the bill is approved, it will cause significant damage to the telecommunications coverage in urban areas since we will be required to remove hundreds of telecommunication sites which, as a result, will adversely affect the Company’s revenues.

Uncertainties under National Building Plan 36. Since June 2002, following the approval of the National Building Plan 36 (the “Plan”), which regulates network site construction and operation, building permits for our network sites (where required) have been issued in reliance on the Plan. Several local planning and building authorities have questioned the ability of Israeli cellular operators to receive building permits, in reliance on the Plan, for network sites operating in frequencies not specifically detailed in the frequency charts attached to the Plan. In a number of cases, these authorities have refused to grant building permits for 3G network sites, claiming that 3G frequencies are not included in the Plan. There has been no judicial ruling at this stage. However, a class action was filed against us as well as other cellular operators with a request for the revocation of the building permits given to the 3G network sites.

The Plan is in the process of being changed. Uncertainties regarding the validity of exemptions for wireless access devices. We have set up several hundred small communications devices, called wireless access devices, pursuant to a provision in the Communications Law (Telecommunications and Broadcasting), 1982, which exempts such devices from the need to obtain a building permit. A claim was raised that the exemption does not apply to cellular communications devices and the matter reached first instance courts a number of times, resulting in conflicting decisions. This claim is included in an application to certify a class action filed against the three principal Israeli cellular telephone operators. In May 2008 a district court ruling adopted the position that the exemption does not apply to wireless access devices. We, as well as our competitors, filed a request to appeal this ruling to the Supreme Court. In May 2008, the Attorney General filed an opinion regarding this matter stating that the exemption does apply to wireless radio access devices under certain conditions and two petitions were filed with the High Court of Justice in opposition to the Attorney General’s opinion. The matter is still pending before the Supreme Court and the High Court of Justice.

If a definitive court judgment holds that the exemption does not apply to cellular devices at all, we may be required to remove the existing devices and would not be able to install new devices on the basis of the exemption. As a result, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

Uncertainties regarding requirements for repeaters and other small devices. We, like the other cellular telephone operators in Israel, provide repeaters, also known as bi-directional amplifiers, to subscribers seeking an interim solution to weak signal reception within specific indoor locations. In light of the lack of a clear policy of the local planning and building authorities, and in light of the practice of the other cellular telephone operators, we have not requested permits under the Planning and Building Law for the repeaters. However, we have received an approval to connect the repeaters to our communications network from the Ministry of Communications and have received from the Ministry of Environmental Protection permit types for all our repeaters. If the local planning and building authorities determine that permits under the Planning and Building Law are also necessary for the installation of these devices, or any other receptors that we believe do not require a building permit, it could have a negative impact on our ability to obtain permits for our repeaters.

In addition, we construct and operate microwave links as part of our transmission network. The various types of microwave links receive permits from the Ministry of Environmental Protection in respect of their radiation level. Based on an exemption in the Telecommunications Law, we believe that building permits are not required for the installation of most of these microwave links on rooftops, but to the best of our knowledge, there is not yet a determinative ruling on this issue by the Israeli courts. If the courts determine that building permits are necessary for the installation of these sites, it could have a negative impact on our ability to obtain environmental permits for these sites and to deploy additional microwave links, and could hinder the coverage, quality and capacity of our transmission network and our ability to continue to market our transmission services effectively.

The Ministry of Environmental Protection’s Request for the Installment of Monitoring Devices. In May 2010, the Ministry of Environmental Protection notified the Company of an addition of a condition for all of the Company’s network site operation permits, according to which the Company must install in its systems software that continuously monitors and reports the level of power created in real time from the operation of its network sites. The Ministry of Environmental Protection refused to provide the Company with any technical data regarding the monitoring software and therefore the Company cannot anticipate the manner of operation of the software nor its reliability. During the last few months, the Ministry of Environmental Protection received several alerts reporting exceeded transmitted power at some of the Company’s cell sites. All purported claims were examined by the Company’s engineers and were found to be baseless.

The Company complied with the said condition and as of August 19, 2010, provides continuous reports every fifteen minutes regarding the power of all of the transmitters. The Company is of the opinion that all of the antennas that it operates comply with the conditions of the safety permits that the Company was granted by the Ministry of Environmental Protection. However, implementation of the monitoring software increases the exposure of the Company and its senior officers to civil and criminal proceedings in the event that any antenna will be found to not meet the conditions of the permits granted to the Company and the maximum permitted power. In addition, if our antennas will be found to not meet the conditions of the permits granted to the Company and the maximum permitted power, the Ministry of Environmental Protection may revoke existing permits, which would require us to dismantle existing network sites. As a result, our network capacity and coverage would be negatively impacted, which could have an adverse effect on our revenue and results of operations.

In connection with some building permits, we may also be required to indemnify planning committees in respect of claims against them relating to the depreciation of property values that result from the granting of permits for network sites.

Under the Planning and Building Law, 1965, local planning committees may be held liable for the depreciation of the value of nearby properties as a result of approving a building plan. Under the Non-Ionizing Radiation Law, 2006, the National Council for Planning and Building requires indemnification undertakings from cellular companies as a precondition for obtaining a building permit for new or existing network sites. The National Council has decided that until the Plan is amended to reflect a different indemnification amount, cellular companies will be required to undertake to indemnify the committees in full against all losses resulting from claims against a committee for reductions in property values as a result of granting a permit to the network site. On June 1, 2010, the National Council for Planning and Building approved the National Building Plan No. 36/A/1 version that incorporates all of the amendments to the Plan (“the Amended Plan”). The Amended Plan sets forth the indemnification amounts as a percentage of the value of the depreciated property claims in accordance with the manner in which the licenses were granted. The Amended Plan is subject to governmental approval, in accordance with the Planning and Building Law. It is unknown when the government intends to approve the Amended Plan.

As of December 31, 2010, we have provided local authorities with 398 indemnification undertakings. These indemnifications expose us to risks which are difficult to quantify or mitigate and which may have a material adverse effect on our financial conditions and results of operations, if we are required to make substantial payments in connection therewith.

In addition, the requirement to provide indemnification in connection with new building permits may impede our ability to obtain building permits for existing network sites or to expand our network with the erection of new network sites. The indemnification requirement may also cause us to change the location of our network sites to less suitable locations or to dismantle existing network sites, which may have an adverse effect on the quality and capacity of our network coverage.

In 2007, the Israeli Ministry of Interior Affairs extended the limitation period within which depreciation claims may be brought under the Planning and Building Law from three years from approval of the building plan to the later of one year from receiving a building permit for a network site under the Plan and six months from the construction of a network site. The Ministry retains the general authority to extend such period further. This extension of the limitation period increases our potential exposure to depreciation claims.

We have been required to offer access to our network infrastructure to other operators, which has enabled new competitors, such as MVNOs and new cellular operators, to enter the market, and may reduce our ability to provide quality services to our subscribers and negatively affect our operating results.

Under both the Communications Law (Telecommunications and Broadcasting), 1982, and our operating license, the Ministry of Communications has the power to require us, and the other telephone operators in Israel, to offer access to our network infrastructure to other operators such as MVNOs

MVNOs, or mobile virtual network operators, are mobile telecommunications operators that do not own their own spectrum and usually do not have their own physical network infrastructure. Instead, MVNOs have business arrangements with existing cellular operators to use their infrastructure and network for the MVNOs’ own customers. The introduction of the operation of MVNOs into the Israeli mobile telecommunications market could increase competition, which may adversely affect our business, revenues and results of operations.

In January 2010, the Ministry of Communications published its decision regarding MVNOs and issued regulations regarding the entry of MVNOs into the market. The regulations impose certain conditions on related companies of cellular companies that apply for an MVNO license. The Ministry of Communications has recently granted MVNO licenses to a number of companies and is expected to grant additional MVNO licenses. One of our competitors has already signed agreements with MVNOs to offer access to its network structure In March 2011, we signed a non-binding Memorandum of Understanding with Alon Cellular Ltd. ("Alon Cellular") that includes commercial understandings regarding Alon Cellular's use of Partner's network as an MVNO. The Memorandum of Understanding will automatically terminate if the parties do not sign an agreement within the designated 60 day negotiation period or an extended 30 day period.

In September 2010, the Ministry of Communications published a tender for the possible allocation of UMTS frequency to additional infrastructure-based cellular operators in Israel. On April 11, 2011, the tender was concluded and the UMTS frequencies were awarded to MIRS and 018 Xfone Communications Ltd. See above “14.3 Recent Developments - The selection of two bidders in the UMTS frequencies allocation tender for two additional cellular operators."

These new regulatory developments have significantly lowered the entry barriers for potential new competitors and are already enabling new competitors to enter the mobile telephone market in Israel. Our capacity is limited, and if we are required to allocate capacity to other operators, the services to our subscribers may be harmed or we may be required to invest additional capital in order to enable additional use of our network. If we fail to agree with the new operators that are given access to our network regarding the tariffs and additional conditions for the usage of our infrastructure, the Ministry of Communications may impose tariffs as well as the terms and conditions of such usage. If the Ministry of Communications sets those tariffs too low, this may adversely affect our financial condition. In addition, operators, such as MVNOs, might offer mobile telecommunication services to our current customers at prices that are lower than our prices, thereby reducing our market share and/or causing price erosion and adversely affecting our financial results and condition. The impact of these developments may have a material effect on our competitive position and thus our business and operating results.

We may be required to terminate the use of certain spectrum or to share with another operator some of the spectrum we are currently using on an exclusive basis. We may not be allocated sufficient spectrum band or any spectrum at all needed in order to provide 4th generation (4G) services. These requirements may adversely affect our network quality and capacity as well as our results of operations.

There are demands from different third parties to rearrange the current spectrum allocation in Israel and the Palestinian Administered Areas, particularly the 900 Mhz frequencies, and also to allocate additional frequencies for the use of other mobile operators in the Palestinian Administered Areas.

If such a frequency rearrangement takes place, then the spectrum that has been allocated to us for use on an exclusive basis may also be allocated to another operator in the Palestinian Administered Areas, or we may be required to terminate the use of part of our existing spectrum, which might be replaced by an allocation of a new band of spectrum that may be of inferior quality.

We have received notification from the Civil Administration in Judea and Samaria of its intention to change the allocation of some of the spectrum previously allocated to us for our use in the West Bank, and that following the change, we may be allocated other spectrum in the West Bank and additional spectrum for our use in Israel. Until we receive further details regarding this allocation of spectrum, we are unable to evaluate the impact that the intended change in spectrum allocation, if it occurs, will have on our business or our results of operations.

There are also demands to allocate additional frequencies for mobile operators, including WiMAX and Long Term Evolution (“LTE”) operators, which we may need for our next generation (4G) GSM technology. Some of these frequencies have already been allocated to third parties. In addition to the possibility that spectrum for 4G may not be allocated at all by the Ministry of Communications to any operator, if the spectrum allocated is insufficient to provide quality 4G services or if allocations do take place and spectrum is allocated to our competitors and not to us, this may put us at a disadvantage compared to our competitors and, it may harm our ability to migrate to the next generation of GSM technology, such as LTE.

If we were to be prevented from using a portion of our existing spectrum, or if alternative equivalent spectrum are not allocated to us, or if we were to be required to share some of our spectrum, this could affect our ability to establish a UMTS 900 network and have a material adverse effect on our operations and profitability.

Possible changes in the law could result in increased anti-trust regulation of the mobile telephone industry in Israel, which could have a material adverse effect on our revenues and financial results.

The Israeli Parliament is currently discussing a governmental bill that will amend the Restrictive Trade Practices Law and grant the Israeli Commissioner of Restrictive Trade Practices tools to regulate practices in oligopolistic markets.

In the event the Commissioner of Restrictive Trade Practices determines that increased anti-trust regulations, if adopted, should be applied to the Israeli telecommunications industry, including to Partner, our growth strategy, pricing policies and other core elements of our business may be challenged, we may not be able to develop our business as we currently plan, and our financial condition and results of operations may be adversely affected. In addition, substantial management and financial resources may be consumed in order to respond to government inquiries, represent our interests and possibly defend against consumer litigation or administrative proceedings. In addition, the lack of clear criteria in the proposed regulation may expose the Company to arbitrary administrative procedures or decisions.

We can only operate our business for as long as we have a license from the Ministry of Communications.

We conduct our operations primarily pursuant to a general mobile telephone license granted to us by the Ministry of Communications on April 7, 1998. Our license is valid until February 2022. Our license may be extended for an additional six-year period upon our request to the Ministry of Communications and confirmation from the Ministry that we have met certain performance requirements. We may request renewal of our license for successive six-year periods thereafter, subject to regulatory approval. We cannot be certain that our license will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

Furthermore, although we believe that we are currently in compliance with all material requirements of our license, the interpretation and application of the technical standards used to measure these requirements, including the requirements regarding population coverage and minimum quality standards and other license provisions, may not be certain, and disagreements have arisen and may arise in the future between the Ministry of Communications and us. We have provided a bank guarantee to the Ministry of Communications in the amount of US$10 million to guarantee our performance under our license. If we are found to be in material breach of our license, the guarantee may be forfeited and our license may be revoked. In addition, the Ministry of Communications is authorized to levy significant fines on us for breaches of our license which could have a material adverse effect on our financial condition or results of operations.

Our mobile telephone license imposes certain obligations on our shareholders and restrictions on who can own our shares. Ensuring compliance with these obligations and restrictions may be outside our control, but if the obligations or restrictions are not respected by our shareholders, we could lose our license.

As with other companies engaged in the telecommunications business in Israel, our license requires that a minimum economic and voting interest in, and other defined means of control of, our company be held by Israeli citizens and residents or entities under their control. If this requirement were not complied with, we could be found to be in breach of our license, even though ensuring compliance with this restriction may be outside our control.

The Ministry of Communications amended our license effective 2005, reducing the required holdings by Israeli citizens and residents from 20% to 5%, which must be held by our founding shareholders who are Israeli entities or their approved substitutes. The amendment also requires that these shareholders appoint at least 10% of our Board of Directors. In 2006, our founding Israeli shareholders sold substantially all of their shares in the Company to Israeli institutional investors, who are approved substitutes. Since then, there were additional share sales to Israeli institutional investors that were approved as substitutes by the Ministry of Communications. Some of these shares sales were to Suny Electronics Ltd. (“Suny”).  If our shareholders do not respect these conditions, we may be found to be in violation of our license.

In addition, according to our license, no transfer or acquisition of 10% or more of any of such means of control, or the acquisition of control of our company, may be made without the consent of the Ministry of Communications. Our license also restricts cross-ownership and cross-control among competing mobile telephone operators, including the ownership of 5% or more of the means of control of both our company and a competing operator, without the consent of the Ministry of Communications, which may limit certain persons from acquiring our shares. Shareholdings in breach of these limits relating to transfers or acquisitions of means of control or control of Partner could result in two consequences. First, the shares that are in excess of the limits will be converted into “dormant” shares, with no rights other than the right to receive dividends or other distributions to shareholders, and to participate in rights offerings until such time as the consent of the Ministry of Communications has been obtained. Second, the breach of the limits could result in the revocation of our license.

RISKS RELATING TO OUR BUSINESS OPERATIONS

Competition from existing telecommunications providers, and potential changes in the competitive environment and communications technologies, may cause an increase in subscriber acquisition and retention costs or a decrease in tariffs, and may reduce our market share and increase our churn rate, all of which could adversely affect our business and results of operations.

Telecommunications industry consolidation. Over the past few years, many changes have occurred in the Israeli telecommunications market. In the past, the Company competed primarily with the three other cellular operators: Cellcom, Pelephone and MIRS, and focused mainly on issues regarding brand identification, customer service, quality of telecommunication services and variety of handsets and prices. However, with cellular operators becoming part of telecommunication groups, the scope of the competition between the various companies has expanded to include a wider range of telecommunications services, including fixed line, internet, VOB, PRI and transmission. The broadened range of telecommunications services potentially decreases our competitive position. On March 3, 2011, the Company acquired all of the outstanding shares of 012 Smile Telecom Ltd, an Israeli operator of International Long Distance (ILD) services, Internet Service Provider (ISP) and local fixed line services using Voice Over Broadband (VOB) technology as part of Partner’s strategic transformation into a comprehensive communications group.

During 2010, the increase in churn rates was a clear indication of the increase in competition. The cellular companies also invested resources in customer retention by offering attractive packages of bundled services that include almost unlimited use within their network.

Cellcom is an Israeli public corporation that is traded both on the Tel Aviv stock exchange as well as NYSE. The company was founded in 1994 as the second cellular company in Israel and its major beneficial shareholder is Discount Investment Corporation Ltd (DIC, which is held by the IDB holding company). Cellcom operates nationwide cellular telephone networks based on GSM 1800 MHz/GPRS, D-AMPS, EDGE and UMTS/HSDPA HSUPA technologies. Cellcom recently announced that the company has begun a procedure to acquire and integrate the business of Netvision 013 Barak Ltd (“Netvision”), an Israeli operator of ILD services, ISP and local fixed line services using VOB technology.

Pelephone, is an Israeli corporation that has been a wholly-owned subsidiary of Bezeq Israel Telecommunications Corp., Ltd (“Bezeq”) since 2004 and Bezeq is traded on the Tel Aviv stock exchange. Bezeq and its subsidiaries offer domestic fixed and mobile services, broadband access, ILD services, ISP and multi channel satellite TV services. The Ministry of Communications recently granted the Bezeq group permission to market bundled services of all the group’s companies. This will allow Bezeq to offer customers a full range of bundled telecommunication services in one transaction, including landline services, cellular services, ILD services, broadband access, ISP and multi channel TV services. In June 2009, Pelephone launched high speed GSM as well as a network for data consumption that supplies high speed mobile internet consumption.

MIRS was founded in 1994 and supplies cellular telecommunication services. The company’s unique Enhanced Specialized Mobile Radio, or “trunking” iDEN network technology allows the provision of walky-talky services, full telephony services, content service, data services to business and products and auxiliary accessories. In May 2010, the ownership of MIRS was sold by Motorola to the Altice Group, a French media group, controlled by Patrick Drahi, who also holds 45% of HOT Cable Communication Systems Ltd (“HOT”), the cable TV operator in Israel. HOT’s main areas of activity are cable multi channel TV broadcast, broadband access and domestic land line telecommunication services. The Ministry of Communications has recently granted HOT a license to provide service bundles, including ISP services, to be provided through a subsidiary company of HOT. In accordance with media reports, MIRS and HOT may merge and MIRS submitted an offer for the UMTS frequencies allocation tender offer that the Ministry of Communications has published in the 2100 Mhz spectrum in order to compete with the other cellular operators. In that allocation tender three other groups submitted an offer. As a result of this tender two additional UMTS providers may enter the market as potential UMTS competitors.

Recent and potential future consolidation could substantially affect our position in the Israeli telecommunications market, in particular, by attracting a broad range of telecommunications subscribers to one or two full-service telecommunications groups, as well as by permitting such a group or groups to apply substantial pressure on market prices for selected sectors. If such developments were to occur, our business and results of operations could be materially adversely affected.

Limitation of exit fees. As part of an amendment to the Telecommunications Law, effective February 2011, subscribers with commitment agreements for no more than 100 telephone lines that terminate a commitment agreement during the commitment period, may not be charged a penalty that exceeds 8% of the subscribers’ average monthly bill for operator’s services, until the termination, multiplied by the balance of the remaining number of months in the commitment period. In addition, such subscribers may not be denied benefits to which they would have been entitled had they not terminated the commitment agreement. For commitment agreements signed prior to February 1, 2011, these new provisions will apply to customers with no more than 50 telephone lines. In addition, the cellular operators will be prohibited from demanding immediate full payment of the remaining installments for the handsets upon the customers’ breach of the commitment period, and the subscriber s will be allowed to continue to pay out the installments in accordance with the dates and amounts they would have paid had they not terminated the agreement. We expect that this amendment will materially increase the churn rate of our customers. Furthermore, these changes may lead to a material decrease in tariffs and in ARPU and consequently a material decrease in revenues.

Prohibition of linkage between the sale of handsets and the provision of various benefits regarding cellular services. The Ministry of Communications amended the conditions of the licenses of all the cellular telecommunication companies in Israel, whereby as of November 1, 2009, cellular telecommunication operators are prohibited from linking the sale of handsets to the provision of various benefits regarding cellular services, including air time. This amendment to the license also allows subscribers that purchased their handsets from one cellular telecommunication operator, or from another handset supplier, to benefit from the same advantages which a cellular telecommunications operator offers to subscribers who purchase their handsets from that operator. Although to date this provision has not materially affected our business and results of operations, we may experience financial loss as a result of this license amendment or it may result in loss of our competitive advantage.

National Roaming. Additional competition is expected from the entry of MVNOs and two additional UMTS operators into the market. In accordance with an amendment to the Telecommunications Law, new provisions became effective January 2011 requiring existing cellular operators, to allow new operators use of the public telecommunication networks of the existing cellular operators when the new operators begins providing cellular service not through roaming, to an area with at least 10% of the population and in accordance with other conditions set forth in the amendment. These roaming services will allow the new licensees to provide its subscribers with services also in areas in which it does not yet have its own infrastructure. The existing cellular operators must allow national roaming for a period of 7 years extendable by an additional 3 years by the Ministers of Communications and Finance. The amendment also requires that the new licensees provide cellular services not through roaming services to an area that is populated by at least 40% of the total population within 4 years of the grant of the license. Regulations regarding the amount of roaming charges to be paid will be set by the Ministers of Communications and Finance by February 1, 2012.

Until the Minister of Communications, with the approval of the Minister of Finance proposes regulations that determine national roaming tariffs, the existing cellular operators will only be allowed to charge the new operators prices that do not exceed the new interconnect tariffs. With regards to cellular data, the price per Mb shall not exceed 65% of the maximum price per minute for regular calls.

We are also subject to competition from other service providers. These service providers use alternative technologies that bypass the existing method of providing roaming services.

4G licenses. 4G is an evolved mobile technology that allows for a wide bandwidth for data services. To date, although LTE is the most dominant 4G technology, Wimax is still considered a 4G technology as well. An efficient 4G service should be delivered by utilizing a 20MHZ carrier, or wider in either an existing cellular frequency band or in a new band, such as the 2.5 GHz. In February 2009, the Ministry of Communications published a policy regarding the allocation of frequencies and establishing a broadband wireless access network in the 2.5 GHz frequency band. In this policy paper, the Ministry of Communications allocated this band for usage using WiMAX technology. The Ministry of Communications also stated that it intended to promote competition in the cellular market by potentially granting preferences to existing telecommunications services providers in this regard. The Ministry of Communications decided that existing cellular operators would not be allowed to participate in the allocation of the 2.5 GHz WiMAX frequencies which would mainly be available to new participants in the telecommunications market. Mobile WiMAX is a competitive technology to HSDPA and LTE, which are the next generation of GSM technologies. Granting WiMAX licenses to new operators or to any of our competitors and not to us might offer them a competitive advantage and adversely affect our business. Furthermore, if the Ministry of Communications allocates the 2.5 GHz band to competitors and we are not allocated additional 4G spectrum , this may impair our ability to migrate to LTE and compete in the mobile broadband market. Moreover, this 2 year old policy of the Ministry of Communications has not been updated to reflect the global market trend in which LTE has become more dominant compared to WiMAX and has become de-facto, the industry’s sole 4G technology. This fact, together with the fact that the Ministry of Communications has not taken any active steps to allocate enough 4G LTE spectrum, challenges our planned roadmap to begin testing and deploying LTE.

The Ministry of Communications has granted a special license to a few of the new land-line operators to conduct a marketing experiment that will examine the provision of domestic telephony services using VoC technology.

Land-line and Internet competition. In 2010, we estimate that the fixed line telephony market had approximately 3,266,000 lines of which 70% are estimated to have been controlled by Bezeq. The remaining competitors were HOT that are estimated to have held 18%, 012 Smile that is estimated to have held 6%, and Partner, Cellcom and Netvision, each of which is estimated to have held 2%. The churn rate for the fixed line telephony market in 2010 is estimated to have been 5.8%, based on the amount of porting between operators. The ISP market is controlled mainly by Bezeq International, 012 Smile and Netvision, that each holds approximately 30% of the market. As a result of these developments in the competitive environment, we may experience increased costs to attract and retain subscribers, and further pressure on tariffs.

Sale of handsets. In an effort to increase competition and to reduce cellular handset prices in the market, a recent amendment to the Telecommunications Law significantly facilitates the import of cellular handsets to Israel by exempting certain mobile radio telephone handsets that meet the conditions to be set by the Minister of Communications, from receiving a type approval, and handset commerce that meets the said conditions to be set by the Minister of Communications, shall be exempt from a commerce license. As a result of this amendment, our revenues and profit from equipment sales may be adversely affected.

We face risks associated with the acquisition of 012 Smile Telecom Ltd.

On October 13, 2010, we entered into a share purchase agreement to acquire all of the outstanding shares of 012 Smile Telecom Ltd. (“012 Smile”), an Israeli operator of international telecommunication services and local telecommunication fixed services and a provider of internet services. The acquisition was completed on March 3, 2011 following the receipt of all required third party approvals, including the Ministry of Communications’ approval which requires structural separation among the Company and 012 Smile for a limited period of time. The “structural separation” conditions imposed by the Ministry of Communications will apply to the following: (i) the management of the respective businesses of 012 Smile and Partner, including business, financial and marketing systems; (ii) separation of their assets; (iii) that neither employ the other’s employees; (iv) that they not share commercial information; and (v) that 012 Smile not offer preferential conditions to Partner as compared to other licensees with regard to the provision or availability of services and payment terms. This structural separation must be respected by Partner and 012 Smile until the earlier of : (i) December 31, 2012, or (ii) publication of notification by the Director General of the Ministry of Communications that (1) an MVNO has begun to operate or (2) an international operator can begin to operate as an MVNO.

We have not yet performed due diligence of 012 Smile’s business operations. On April 14, 2011 we furnished to the SEC on Form 6-K, 012 Smile's 2010 audited annual report and our unaudited pro forma condensed consolidated statement of financial position as of December 31, 2010 prepared as though our acquisition of 012 Smile Telecom Ltd. had occurred as of December 31, 2010, and our unaudited pro forma condensed consolidated statement of income of the Company for the year ended December 31, 2010  prepared as though our acquisition of 012 Smile occurred as of January 31, 2010(012 Smile Telecom Ltd. was established in November 2009 and commenced its operations on January 31, 2010). However, we have not yet performed due diligence of 012 Smile business operations. As a result, we may face certain risks as a result of inaccuracies in assessing the value, strengths, weaknesses, contingent and other liabilities and potential profitability of 012 Smile. Disclosure in this Shelf Offering Report (and in documents incorporated by reference into this Shelf Offering Report) regarding 012 Smile, including the principal risk factors facing 012 Smile’s business, its litigation risk, business operations, and its material agreements, reflects information provided to Partner by 012 Smile and its prior owner, before and after our acquisition of 012 Smile on March 3, 2011.  As of the date hereof, we have not independently verified this information, other than the information contained in 012 Smile's 2010 audited annual report and other financial data which we have furnished to the SEC, as described above, and we have not independently verified information regarding 012 Smile’s financial results or financial condition for the period from January 1, 2011 until the date of the closing of 012 Smile acquisition (March 3, 2011). Based on our own anticipated audit of 012 Smile as a newly acquired subsidiary of Partner, we may identify significant risks which have not been disclosed to us and of which we are currently unaware, or we may discover that certain information provided to us regarding 012 Smile is materially inaccurate or incomplete, and in each case such new information may have, or may reflect the possibility of, material adverse impacts on our business, results of operations, financial condition and prospects for growth. See also Note 26 to our consolidated financial statements incorporated by reference herein regarding limitations on our ability to conduct financial due diligence prior to the acquisition of 012 Smile.

Increase in our indebtedness. The acquisition led to a significant rise in the Company’s leverage, which may lead to a rating downgrade and may influence our ability to pay dividends in accordance with the Company’s dividend policy. See below “14.5 Risk Factors - Our level of indebtedness could adversely affect our business and our liquidity”.

Integration risk. If we are unable to successfully integrate 012 Smile into our communications group as we planned, we may not achieve the operational synergies we anticipated to have in connection with the acquisition in the planned time frame or at all. We also may not be able to realize the personnel and cultural integration we expect to achieve, which may lead to the loss of key personnel necessary to operate the acquired business. In connection with the integration of 012 Smile, the approval for the transaction granted by the Ministry of Communications requires that we maintain “structural separation” as described above in the first paragraph of this risk factor. If the requirement for such structural separation lasts longer than expected, we may not be able to achieve the operational synergies we anticipated realizing through the acquisition in the planned time frame.

Loss of enterprise value while waiting for the acquisition to close. Following the signing of the share purchase agreement on October 13, 2010, although 012 Smile agreed to continue to conduct its business in substantially the same manner until the closing occurred, it is possible that decisions regarding investments, operations and overall management of the business were postponed, or were made in a manner which did not best maintain or optimize value. As a result, and due to the length of time between signing and the closing, the enterprise value of 012 Smile may not have grown in the same manner as before, or may have diminished

Risks Associated with 012 Smile’s Business

The risks described below are based on information provided to us by 012 Smile. As indicated above, we have not had the opportunity to verify independently the issues underlying these risks.

012 Smile has experienced significant growth, which has placed a substantial strain on its resources. The failure to successfully implement its growth strategy could adversely affect 012 Smile’s ability to continue to grow or sustain its revenues and profitability.

The demand on 012 Smile’s network infrastructure, technical and customer support staff and other resources has grown with its expanding customer base and is expected to continue to grow as 012 Smile expands its business. 012 Smile’s infrastructure, technical and customer support staff, operational and billing systems and other resources may not adequately accommodate or facilitate the growth of its business.

Part of 012 Smile’s growth strategy is managing and reducing the costs associated with delivering its services, including recurring service costs such as communications and customer support costs as well as expenses incurred to add new customers, such as sales and marketing, installation and hardware costs. 012 Smile may not be able to manage its expanding operations effectively or be able to continue to grow, and any failure to do so could affect 012 Smile’s ability to generate revenues, control expenses and sustain or increase its profitability.

The recent change in regulatory limitations on Bezeq will likely result in increased competition, and may result in a reduction in 012 Smile’s revenues from interconnect fees.

Bezeq, the incumbent local telephony provider, is subject to several regulatory limitations, including restrictions on its ability to provide bundled service offerings and supervised tariffs. Under its license, Bezeq is also subject to structural separation rules in providing its various communication services.

According to the policy of the Ministry of Communications, adopted in 2004, once Bezeq’s market share of domestic fixed-line telephony in a particular customer segment (business or private) falls below 85%, Bezeq’s license will be amended so as to enable it to submit an application for the Minister of Communication’s approval to market a bundle of services (including broadcast services) in that customer segment, which includes telecommunications services provided by Bezeq and by a subsidiary. The Minister of Communication’s decision whether to approve Bezeq’s marketing a bundle of services will be based on the status of competition in the applicable telecommunications sector and is likely to be subject to conditions set forth by the Ministry of Communications.

On May 10, 2010, after Bezeq’s share of the private telephony sector fell below 85%, and following a series of three consultations, the Ministry of Communications published amendments to Bezeq and its subsidiaries’ licenses allowing the Bezeq group to apply for the Ministry’s approval for marketing bundled service offerings.

These bundled service offerings could potentially include local and international telephony, broadband Internet access, Internet service provider (ISP) services, cellular services and multi-channel TV.

According to the license amendments Bezeq may market to private subscribers a bundle of services that includes services provided by a subsidiary. The license conditions applicable to the marketing of bundled services include the existence of a group of services in similar format marketed by another licensee and allowing the customer to purchase each service or package of services in the bundle separately, on the same terms as those offered within the bundle, unless the bundle of a subsidiary only includes Bezeq’s ADSL service.

The licenses of the subsidiaries were also amended, allowing them, subject to conditions, to market bundles that contain services of the Company. Subsequently, the Bezeq group started filing applications and receiving approvals for marketing such bundles.

On February 6, 2011, the Ministry of Communications published a consultation regarding proposed amendments to the licenses held by the Bezeq group in which it proposes to allow it to market bundled service offerings to the business sector following Bezeq’s share of the business telephony sector falling below 85%.

Bezeq pays 012 Smile interconnect fees with respect to calls being made from Bezeq’s fixed-lines to 012 Smile’s VoB lines. Bezeq has raised the claim that it should not be required to pay 012 Smile interconnect fees because 012 Smile uses its infrastructure. Although the Ministry of Communications has determined that Bezeq should pay 012 Smile interconnect fees for calls originated from Bezeq fixed-lines to 012 Smile’s lines at the same tariff as 012 Smile pays Bezeq, this determination will be reviewed by the Ministry of Communications, and there is no certainty that the Ministry of Communications will not reverse its determination that Bezeq should pay 012 Smile interconnect fees at then current rates or at all.

Changes in the regulatory and legal compliance environment could adversely affect 012 Smile’s operations and business activities and could result in increased competition and reduced revenues and profitability.

012 Smile operates in a highly regulated industry in Israel, which limits its flexibility in managing its business. 012 Smile is subject to regulation regarding communications licenses, antitrust and arrangements pertaining to interconnection and leased lines. 012 Smile’s business and operations could be adversely affected by decisions by regulators, in particular the Ministry of Communications as well as changes in laws, regulations or government policy affecting its business activities. Such actions could result in increased competition and expenses, and reduced revenues and profitability.

On January 10, 2011, the Ministry of Communications published a consultation regarding the pricing of international calls to mobile phone destinations. The Israeli international calls operators currently set higher rates for international calls to mobile phone destinations than those for fixed line destinations. In this consultation the Ministry proposes to regulate the price difference between international calls to mobile phone destinations and those for fixed line destinations in one of two possible manners: (1) setting a uniform maximal surcharge for international calls to mobile destinations to be added to cost of a call to fixed line destinations in each country or (2) requiring the mobile telephony operators to set a uniform call fee for both types of destinations to each foreign country.

If these proposals become regulations, 012 Smile would be forced to alter its pricing policies in order to conform to these regulations. The proposed change could reduce 012 Smile’s revenues from international calls.

On February 13, 2011, the Ministry of Communications published a draft amendment to the Communications Law (Telecommunications and Broadcasting), 1982 which proposes to set a limit upon the early termination fees that telecom providers would be able to charge their subscribers. According to the draft amendment, the telecom licensees, including 012 Smile, would be able to collect an early termination fee of no more than 8% of the average subscriber monthly bill times the number of months left for the fulfillment of their full contract term. The draft law also seeks to apply this limit retroactively to contracts finalized before the proposed amendment would come into effect.

If this draft amendment is passed into law, 012 Smile would not be able to recoup the full value of benefits which were provided to its subscribers. This could also significantly harm 012 Smile’s competitive position as it would create positive incentives for early termination of contracts by subscribers.

The current legislation in Israel grants the Ministry of Communications extensive regulatory and supervisory authority with respect to 012 Smile’s business, as well as the authority to impose substantial sanctions, such as fines. As a result, the interpretation and implementation of laws and regulations as well as provisions of 012 Smile’s licenses are subject to the administrative discretion of the Ministry of Communications.

Further risks and uncertainties result from the fact that changes in such laws, regulations or government policies may not be adopted or implemented in the manner that 012 Smile expects and may be further amended, interpreted or enforced in an unexpected manner or in a manner adverse to 012 Smile’s business.

012 Smile depends on maintaining and renewing its existing regulatory licenses in order to fully conduct its business. 012 Smile’s inability to maintain and renew its existing licenses would negatively impact its operations, revenues and profitability.

012 Smile’s ability to offer its broadband and traditional voice services depends on its ability to maintain and renew the licenses it has received from the Ministry of Communications. Although 012 Smile is entitled to renew its licenses, such licenses are subject to many terms and conditions. Any renewal or extension is subject to the discretion of the Ministry of Communications and may be renewed or extended, if at all, on terms materially different to the terms under which 012 Smile now operates. Any such change in the terms and conditions of 012 Smile’s licenses may materially and adversely affect its results of operations. 012 Smile’s licenses may be suspended or revoked by the Ministry of Communications if it defaults under or violates their terms. Each license requires 012 Smile to adhere to certain requirements, which include the scope of services to be provided under the license, the amount of royalties to be paid to the Ministry of Communications, technical standards employed by 012 Smile in providing the services, maintenance and support procedures and protocols, 012 Smile’s communications with customers and information to be provided to the Ministry of Communications on a regular basis.

The regulations promulgated under the Israeli Communications Law, 1982, (the “Communications Law”), apply to 012 Smile. These regulations restrict ownership of 012 Smile shares and who can serve as its directors. The regulations provide that a majority of 012 Smile’s directors must be Israeli citizens and residents, Israeli citizens and residents must own at least 20% of its outstanding share capital and must have the right to appoint at least 20% of its directors. In addition, the licenses provide that, without the approval of the Ministry of Communications, no person may acquire shares representing 10% or more of 012 Smile’s outstanding share capital. If these requirements are not complied with, 012 Smile will be in breach of its licenses and such licenses could be changed, suspended or revoked, and 012 Smile may also incur substantial fines.

The communications industry is constantly evolving. New technologies and processes may require additional licenses from the Ministry of Communications. 012 Smile’s ability to introduce new services depends upon its ability to receive the appropriate licenses.

012 Smile’s introduction of any new licensed services under an existing license must be authorized by the Ministry of Communications and is subject to a review period of up to 60 days, which period may be extended by the Ministry of Communications. Such review may cause 012 Smile to lose critical time in bringing new services to market. Furthermore, the Ministry of Communications may refuse to allow 012 Smile to introduce such new services or make the introduction of the services subject to various conditions.

While 012 Smile believes that it is currently in compliance with all material requirements of its licenses, the technical standards used to measure these requirements as well as other license provisions are subject to interpretation and 012 Smile cannot be certain of its compliance. Accordingly, 012 Smile cannot be certain that its licenses will not be revoked, will be extended when necessary, or, if extended, on what terms an extension may be granted.

012 Smile operates in the highly competitive communications industry with existing participants and potential participants that have significant resources and customers, and a regulatory authority that has encouraged new entrants, which could intensify price competition, increase 012 Smile’s expenses and limit its ability to maintain or increase its market share.

012 Smile is subject to intense competition, which it expects will continue in the future. Moreover, 012 Smile’s services are subject to regulation by the Ministry of Communications, whose policy is to encourage new entrants and not limit the number of licenses, which may continue to increase competition and may lead to further reductions in prices and fees charged to customers.

The Ministry of Communications has encouraged new entrants into the broadband access market. HOT, the incumbent local cable provider that offers cable-modem access has been granted an ISP license through one of its subsidiaries also allowing it to market bundled service offerings including its ISP service (“quadruple play”).

According to the conditions contained in HOT’s licenses, the marketing of a bundle of services which includes HOT’s subsidiary’s ISP services are subject to, inter alia: approval by the Director General of the Ministry of Communications for the requested bundle (or the Director General not objecting to it within a set period) and allowing the customer to purchase the ISP service on the same terms as those offered within the bundle.

HOT’s entry into the market, considering its ability to market bundled service offerings including its ISP service, could significantly harm 012 Smile’s competitive position in the broadband access market.

In March 2008, the Grunau Committee, which was appointed by the Ministry of Communications to consider and recommend the best means to promote further sustainable competition in the Israeli communications market, issued its recommendation to the Minister of Communications. The Grunau Committee’s recommendations call for several structural changes within the communications markets, including local loop unbundling of Bezeq’s infrastructure.

On August 13, 2008, Israel’s Minister of Communications issued his decision to implement the recommendations of the Grunau Committee to increase competition in the communication market.

Following the recommendations of the Grunau Committee, in March of 2010, Israel’s Minister of Communications appointed a public committee headed by Mr. Amir Hayek (“Hayek Committee”) to provide the Minister with recommendations regarding local loop unbundling and other wholesale service (resale, bit-stream access and sub-local loop) tariffs. The Hayek Committee published its interim recommendations on March 3, 2011. In its interim recommendations the Hayek Committee proposes to cancel the structural separation regime as it applies to the fixed line sector and other sectors of the telecom market upon the implementation of a wholesale market in the Israeli telecom market. The Hayek Committee has also recommended that the regulation of Bezeq’s retail tariffs would be based on a maximum tariff instead of the fixed tariff set currently.

Cancelation of the structural separation regime applicable to HOT and/or Bezeq and the setting of a maximum retail tariff, instead of the fixed fee currently set, could significantly harm 012 Smile’s competitive position in the broadband access, local telephony, and international calls markets.

012 Smile expects other competitors, including companies that are not presently engaged in local and international telephony, will provide VoB services in the future when they receive the appropriate licenses from the Ministry of Communications, which could adversely impact 012 Smile’s ability to increase its market share.

012 Smile also competes against established alternative voice communication providers, such as Skype, which are not subject to licensing restrictions in Israel, as well as independent voice over Internet protocol, or VoIP, service providers that may choose to sacrifice revenue in order to gain market share and may offer their services at lower prices or for free. Such competitive environment could intensify price competition and limit 012 Smile’s ability to maintain or increase its market share of the local telephony market.

012 Smile operates in a market which already exhibits maturity and high user penetration, and it may have to offer price reductions and increase marketing efforts to attract and retain customers, which may have a negative impact on its profitability.

The Israeli communications market is mature, with both traditional voice and broadband access being particularly competitive segments of the communications market. 012 Smile’s future revenues will depend significantly on its ability to retain existing customers, to sell those customers additional services, such as local telephony, to offer a wide range of enhanced communications services on an individual basis or as part of a bundle of multiple services, and to attract new customers from other providers. 012 Smile may not be successful in such efforts. In addition, the competitive market environment has required 012 Smile in the past and may require it in the future to adopt an aggressive marketing policy in order to attract a greater number of customers, including reducing its rates. If adopted in the future, 012 Smile cannot be certain that this strategy will be successful. Price reductions caused by increased competition, as well as the expenses associated with the marketing efforts required to attract and retain customers, may have a negative impact on 012 Smile’s profitability.

012 Smile’s operations depend on its ability to successfully expand and upgrade its network and integrate new technologies and equipment into its network. Any future system failures or difficulty in expanding or upgrading its network, or making new features available, could increase its expenses and negatively impact its financial results.

Capacity constraints within 012 Smile’s networks and those of its suppliers have occurred in the past and will likely occur in the future. As the number of 012 Smile’s customers using broadband services and the amount and type of information they wish to transmit over the Internet increases, 012 Smile may need to expand and upgrade its technology, processing systems and network infrastructure, which could be expensive and involve substantial management resources and capital expenditures. 012 Smile does not know whether it will be able to accurately project the rate or timing of any such increases, or expand and upgrade its systems and infrastructure in a timely and cost-efficient manner. Any future system failures or difficulty in expanding or upgrading 012 Smile’s network, or making new features available could increase 012 Smile’s expenses and negatively impact its financial results.

The broadband and traditional voice services markets are subject to rapid technological change, which could adversely affect 012 Smile’s ability to compete and increase its expenses.

The markets in which 012 Smile competes are characterized by rapidly changing and converging technology, evolving industry standards, frequent new service announcements, introductions and enhancements and changing customer demands. New services and technologies may be superior to the services or technologies that 012 Smile uses and may render its services and technologies obsolete or require it to incur substantial expenditures to modify or adapt its services or technologies. The development and expansion of 012 Smile’s services is dependent upon adopting new technologies and updating its systems to meet new standards. This can be a lengthy process involving long and complex evaluations and decision-making procedures that can continue over a number of months or even years. 012 Smile’s future success will depend on its ability to continually improve the performance, features and reliability of its broadband and traditional voice services in response to competitive service offerings and the evolving demands of the marketplace.

The cost of implementing major infrastructure upgrade projects may fluctuate due to a number of variables over which 012 Smile has little or no control, and even though 012 Smile estimates the cost of such projects based on its previous experience, costs may exceed its estimations. Such fluctuations may be due to a lengthy or complex implementation process and/or the lack of commitment of sufficient resources of, or delays caused by, the ultimate supplier and could increase 012 Smile’s expenses and have a negative impact on our results of operations or financial performance.

012 Smile is dependent on certain suppliers and if any of its arrangements with these suppliers are terminated, it may not be able to replace them on commercially reasonable terms or at all, which could increase 012 Smile’s expenses and reduce its profitability.

012 Smile relies on a number of third-party computer systems, networks and service providers, including local and international telephony and cable companies. All broadband Internet access by 012 Smile’s customers is, and will continue to be, connected through the infrastructure of local access providers, Bezeq and HOT, and is dependent on the open access policy of the Ministry of Communications. At present, the Ministry of Communications does not permit HOT and Bezeq to charge 012 Smile for use of their infrastructure. If such restriction is deregulated, 012 Smile may incur substantial costs, which may adversely affect its profitability.

012 Smile’s ISP services are also dependent on the communications infrastructure owned and maintained by local access providers. Bezeq has suffered work stoppages on several occasions in recent years as a result of conflicts with its unionized employees. These work stoppages resulted in several days of interruption to the services 012 Smile provides. In addition, Bezeq, HOT and other infrastructure providers have suffered technical network failures in the past. A disruption in 012 Smile’s customer access to Israel’s fixed-line communications infrastructure could significantly impact the services that 012 Smile provides to its customers. An increase in 012 Smile’s cost of access to Israel’s fixed-line communications infrastructure could adversely impact its results of operations. 012 Smile also depends on third parties for the physical repair and maintenance of leased lines. If an interruption or deterioration in the performance of these third-party services occurs, 012 Smile’s services may be disrupted.

Many of 012 Smile’s services are dependent on the submarine infrastructure made available by Med Nautilus, which connects countries bordering the Mediterranean Sea to all major Western European countries and to the United States. Med Nautilus has an effective monopoly over the provision of international submarine services to the Israeli communications industry. Although prices in respect of maintenance and current capacity are agreed to on a long-term basis and 012 Smile’s contract with Med Nautilus sets out the prices to be paid by 012 Smile for additional capacity for approximately two years, Med Nautilus has the ability to raise prices without 012 Smile being able to seek an alternative supplier for additional capacity.

Many of 012 Smile’s relationships with third party providers are terminable upon short notice. In addition, many of 012 Smile’s third party suppliers and communications carriers sell or lease services to its competitors and may be, or in the future may become, competitors themselves. If any of 012 Smile’s arrangements with third parties is terminated, it may not be able to replace them on commercially reasonable terms or at all, which could increase 012 Smile’s expenses and reduce its profitability.

012 Smile is exposed to risks relating to its network infrastructure and is dependent on services it receives from its external suppliers. If the level of service 012 Smile receives from its external suppliers decreases, it may not be able to maintain the quality and breadth of its services, which could reduce its revenues and harm its operations.

012 Smile’s network platform is highly complex. Multiple faults occurring at the same time could severely affect 012 Smile’s service. Although 012 Smile engineering staff is trained to operate and maintain 012 Smile’s systems, there are numerous functions that they are unable to perform without external support. In addition, if the level of service 012 Smile receives from its external suppliers decreases, it may adversely impact 012 Smile’s ability to properly maintain and operate its systems and therefore have a direct effect on its service. Also, as VoB technology continues to evolve, 012 Smile will be faced with the risks associated with the use of new software.

012 Smile does not have a direct network connection to all the possible call destinations around the world and depends on its business partners to connect calls generated by its customers to their final destinations worldwide. 012 Smile’s level of service is largely dependent on the level of service it receives from its international partners with respect to both call completion as well as call quality. Although 012 Smile makes extensive efforts to ensure quality of the calls as well as the breadth of its services, 012 Smile cannot be sure that its partners will provide an adequate level of service, that it would be able to successfully replace a partner should that become necessary or that it will be able to maintain and increase the quality and breadth of its services.

012 Smile may be subject to challenges to its trademarks and may lose its ability to use key third party intellectual property rights, which could negatively impact its operations and harm its future growth.

012 Smile has various trademarks, trade secrets and copyrightable materials, as well as licenses to use third party software and trademarks. If 012 Smile is not successful in protecting its intellectual property, its business and financial results could suffer. There is no guarantee that trademarks 012 Smile uses will not be subject to infringement proceedings or that 012 Smile will obtain registration of other trademarks for which it may seek protection in the future.

012 Smile holds licenses to use various third party software and hardware products. 012 Smile cannot guarantee that renewal of these licenses or any licenses for additional software or hardware that may be required to operate its business will be available as needed. While 012 Smile’s third party licensors have represented to it that they have the right to license their software and hardware, and in some cases have agreed to provide indemnification, 012 Smile cannot guarantee that its use of third party software and hardware does not infringe the rights of others. Application for some of 012 Smile’s trademarks and service marks containing the SMILE logo were opposed in the past. While the opposition proceeding was terminated due to the failure of the opponent to file evidence, there is no assurance that oppositions or cancellation proceeding challenging the registration of such marks will not be filed in the future. Any infringement claims, even if unsuccessful, could result in damage to 012 Smile’s reputation and the expenditure of significant financial and managerial resources.

012 Smile and its subsidiary are parties to legal proceedings, which could result in them being ordered to pay significant sums.

012 smile and its subsidiary are parties to legal proceedings, including class actions, which could result in them being ordered to pay significant sums, the amount of which cannot be estimated. Class action claims can reach large amounts given the significant number of consumers of 012 smile’s services and a claim that relates to a minor loss for a single consumer can become a material claim for 012 Smile if it is certified as a class action applicable to all consumers or a significant portion of them.

012 Smile may be restricted in the conduct of its operations during periods of national emergency, which could negatively affect its business operations.

During periods of national emergency, the Ministry of Communications and other governmental authorities may issue various instructions regarding the use of 012 Smile’s network, including the use of the network by the Israeli security forces. In addition, the Israeli Equipment Registration and IDF Mobilization Law, 1987 permits the registration, taking and use of engineering equipment and facilities by Israel’s Defense Forces. These actions could adversely affect 012 Smile’s business operations.

012 Smile conducts its operations in Israel and its business focuses on the Israeli audience, therefore our results of operations may be adversely affected by political, economic and military instability in Israel.

012 Smile and its subsidiaries are incorporated and based in the State of Israel and 012 Smile derives substantially all of its revenues from markets within the State of Israel. As a result, the political, economic and military conditions affecting Israel directly influence 012 Smile. Any major hostilities involving Israel, a full or partial mobilization of the reserve forces of the Israeli army, the interruption or curtailment of trade between Israel and its present trading partners, or a significant downturn in the economic or financial condition of Israel could have a material adverse effect on 012 Smile’s business, financial condition and results of operations. Since the establishment of the State of Israel in 1948, Israel and its Arab neighbors have engaged in a number of armed conflicts. A state of hostility, varying in degree and intensity, has led to security and economic problems for Israel. Major hostilities between Israel and its neighbors may hinder Israel’s international trade and lead to economic downturn. This, in turn, could have a material adverse effect on our operations and business. Ongoing violence between Israel and the Palestinians as well as tension between Israel and the neighboring countries may have a material adverse effect on 012 Smile’s business, financial condition and results of operations. Many of 012 Smile’s and our executive officers and employees in Israel are obligated to perform annual reserve duty in the Israeli Defense Forces and may be called for active duty under emergency circumstances at any time. If a military conflict or war arises, these individuals could be required to serve in the military for extended periods of time. 012 Smile’s operations could be disrupted by the absence for a significant period of one or more of its executive officers or key employees or a significant number of other employees due to military service. Any disruption in 012 Smile’s operations could adversely affect its business.

Actual and alleged health risks related to network sites and the use of mobile telecommunications devices, including handsets, could have a material adverse effect on our business, operations and financial condition.

A number of studies have been conducted to examine the health effects of wireless phone use and network sites, and some of these studies have been construed as indicating that radiation from wireless phone use causes adverse health effects. Media reports have suggested that radio frequency emissions from network sites, wireless handsets and other mobile telecommunication devices may raise various health concerns. While, to the best of our knowledge, the handsets that we market comply with the applicable laws that relate to acceptable Specific Absorption Rate (“SAR”) levels, we rely on the SAR levels published by the manufacturers of these handsets and do not perform independent inspections of the SAR levels of these handsets. As the manufacturers’ approvals refer to a prototype handset, and not for each and every handset, we have no information as to the actual level of SAR of the handsets along the lifecycle of the handsets, including in the case of repaired handsets.  Furthermore, our network sites comply with the International Council on Non-Ionizing Radiation Protection standard, a part of the World Health Organization, which has been adopted by the Israeli Ministry of Environmental Protection.

Several lawsuits have been filed against operators and other participants in the wireless industry alleging adverse health effects and other claims relating to radio frequency transmissions to and from sites, handsets and other mobile telecommunications devices, including lawsuits against us. A class action was filed against us and three other operators alleging, among other things, that health effects were caused due to a lack of enough cell sites resulting in elevated levels of radiation, mainly from handsets. Another class action filed against us and two other cellular operators claimed, among other things, the opposite, that adverse environmental effects were caused by an excessive amount of cell sites that we erected. In both class actions the plaintiffs stressed that health damages are not a part of these claims. In addition, a tort claim was filed against the Company alleging that the use of handsets , under certain circumstances, results in elevated radiation which caused health damage. If this claim is successful, we may be subject to additional future litigation relating to these health concerns.

In February 2009, a municipal court ruled against one of our competitors, stating that there is no need for the standard burden of proof to prove damages from a cellular network site, and that under certain circumstances it would be sufficient to prove the possibility of damage in order to transfer the burden of proof to the cellular companies. To the best of our knowledge, the defendant appealed the ruling and the ruling was dismissed as part of a settlement between the parties. Although we were not a party to this proceeding, such rulings could have an adverse affect on our ability to contend with claims of health damages as a result of the erection of network sites.

The Ministry of Health published in July 2008 recommendations regarding precautionary measures when using cellular handsets. The Ministry of Health indicated that although the findings of an international study on whether cellular phone usage increases the risk of developing certain tumors were not yet finalized, partial results of several of the studies were published, and a relationship between prolonged cellular phone usage and tumor development was observed in some of these studies. These studies, as well as the precautionary recommendations published by the Ministry of Health, have increased concerns of the Israeli public with regards to the connection between cellular phone exposure and illnesses.

The perception of increased health risks related to network sites may cause us increased difficulty in obtaining leases for new network site locations or renewing leases for existing locations or otherwise in installing mobile telecommunication devices. If it is ever determined that health risks existed or that there was a deviation from radiation standards which would result in a health risk from sites, other telecommunication devices or handsets, this would have a material adverse effect on our business, operations and financial condition, including through exposure to potential liability, a reduction in subscribers and reduced usage per subscriber. Furthermore, we do not expect to be able to obtain insurance with respect to such liability.

Our subscriber growth rate, and consequently our revenue growth rate, has continued to slow, because Israel’s mobile telephone services market is highly penetrated, making it more difficult for us to obtain new subscribers and retain existing subscribers.

Although Israel’s mobile telephone services market has experienced substantial growth, and we have experienced substantial subscriber growth since our commercial launch in 1999, the Israeli market for mobile telephone services is now highly penetrated, and the growth of the overall Israeli market and of our own subscriber base has been slower than in the past. According to a recent report issued by a research company, at the end of the fourth quarter of 2010, Israel’s mobile telephone market penetration is estimated to be approximately 129%. This includes dormant subscribers (up to six months) as well as subscribers who are not included in the Israeli population figures, such as Palestinians, visitors, and foreign workers as well as other service provider subscribers that also subscribe to another cellular network. While in the past our revenue growth has largely resulted from growth in the overall market, our future revenues will depend significantly on our ability to retain existing subscribers and to attract subscribers from the other mobile telephone network operators as well as on our ability to generate higher revenues from existing subscribers.

In the event critical elements of our mobile network are damaged or rendered non-operational, we may not be able to replace them or return them to service quickly and, as a result, we may not be able to provide telecommunications services to a substantial portion of our subscribers for an indeterminate period of time.

Some elements of our mobile network perform critical functions for broad sectors of our network operation, such as switching and data platforms. If such a critical element were damaged or ceased proper operation due to fire, water, earthquake or some other natural, technical or man-made cause including computer hackers, an entire sector of our network coverage may be rendered non-functioning, which means that we would not be able to provide telecommunications services to a substantial portion of our subscribers. Although we have prepared disaster recovery plans, it is not possible to determine in advance how effective such plans will be, and in particular how quickly we will be able to restore service. In the event we are unable to provide telecommunications services to a substantial portion of our subscribers for an extended period of time, our business and short- and long-term results of operations will be materially negatively affected.

Our purchase commitments pursuant to our non-exclusive agreement with Apple for the purchase and resale of iPhone handsets in Israel may adversely affect our financial results.

In June 2009, we entered into a non-exclusive agreement with Apple Sales International for the purchase and resale of iPhone handsets in Israel. Pursuant to the agreement, we agreed to purchase a minimum quantity of iPhone handsets per year, for a period of three years. These purchases will represent a significant portion of our expected handset purchases over that period. If the availability of handsets furnished by Apple is insufficient to meet our customers’ demands, we may lose opportunities to benefit from demand for this product, and our unserved customers may migrate to our competitors. We are currently required to subsidize a substantial portion of the sales price of each iPhone handset that we sell. We expect to fund these subsidies with cash generated from operations, which will increase our expenses and decrease our available cash. The launch of the iPhone has increased our working capital requirements due to the build-up of handset inventory and since we expect to recover the purchase price of each iPhone handset over the customer’s contract term rather than at the commencement of the contract. As a result, our liquidity may be adversely affected.

We could be subject to legal claims due to the inability of our information systems to fully support our tariff plans.

In order to attract and retain the maximum number of subscribers in our highly competitive market, we design specific tariff plans to suit the preferences of various subscriber groups. We require sophisticated information systems to record accurately subscriber usage pursuant to the particular terms of each subscriber’s plan, as well as accurate database management and operation of a very large number of tariff plans. From time to time, we have detected some discrepancies between certain tariff plans and the information processed by our internal information systems, such as applying an incorrect rebate or applying an incorrect tariff to a service, resulting in a higher charge. We have invested substantial resources to refine and improve our information and control systems and ensure that our tariff plans are appropriately processed by our information systems. We have also taken steps to remedy the identified discrepancies. Despite our substantial investments, we may experience discrepancies in the future due to the multiplicity of our plans and the scope of the processing tasks. Further, while we invest substantial efforts in monitoring our employees and third-party distributors and dealers that market our services, it is possible that some of our employees, distributors or dealers may offer terms and make (or fail to make) representations to existing and prospective subscribers that do not fully conform to applicable law, our license or the terms of our tariff plans. As a result of these discrepancies, we may be subject to subscribers’ claims, including class action claims, and substantial sanctions for breach of our license that may materially adversely affect our results of operations.

We are exposed to, and currently engaged in, a variety of legal proceedings, including several potential class action lawsuits related primarily to our network infrastructure and consumer claims.

In addition to a number of legal and administrative proceedings arising in the ordinary course of our business, we have been named as defendants in a number of civil and criminal proceedings related to our network infrastructure, which may result in civil liabilities or criminal penalties against us or our officers and directors, and consumer claims regarding, for example, our tariff plans and billing methods, which may result in significant monetary damages and civil penalties. The costs that may result from these lawsuits are only accrued when it is more likely than not that a liability, resulting from past events, will be incurred and the amount of that liability can be quantified or estimated within a reasonable range. The amount of the provisions recorded is based on a case-by-case assessment of the risk level, and events arising during the course of legal proceedings may require a reassessment of this risk. The Company’s assessment of risk is based both on the advice of legal counsel and on the Company’s estimate of the probable settlements amount that are expected to be incurred, if such a settlement will be agreed by both parties.

We are subject to the risk of intellectual property rights claims against us, including in relation to innovations we develop ourselves and the right to use content, including music content, which we have purchased from third parties who present themselves as the owners of the intellectual property rights included in the content, or as the representatives of the owners of the intellectual property, when in fact it may not be the case. These claims may require us to initiate or defend protracted and costly litigation, regardless of the merits of these claims. If any of these claims succeed, we may be forced to pay damages or may be required to obtain licenses for the infringing product or service. If we cannot obtain all necessary licenses on commercially reasonable terms, we may be forced to stop using or selling the products and services, which could adversely affect our ability to provide certain services and products.

The telecommunications industry is subject to rapid and significant changes in technology and industry structure which could reduce demand for our services.

We may face competition from existing or future technologies, including land-line and cordless technologies, satellite-based personal communications services, private and shared radio networks, broadband wireless access services, Voice over IP (“VoIP”) services, wireless fidelity (“Wi-Fi”) technologies, WiMAX, VoC, and other communications technologies that have the technical capability to handle mobile telephone calls and to interconnect with the land-line telephone network and internet networks. The effect of emerging and future technological changes, including the convergence of technologies and the introduction of new competitors with the ability to provide mobile telecommunication services to customers while mobile, on the viability or competitiveness of our network cannot be accurately predicted. The technologies we employ or intend to employ may become obsolete or subject to competition from new technologies in the future and competition from new technologies in the future may have a material adverse impact on our business and results of operations.

Moreover, global equipment vendors and internet providers have expressed their interest in penetrating the mobile industry and strengthening their position along the value chain. They intend to provide direct access to the end-user to a wide variety of applications and services. Such a change might adversely change our competitive position and increase the dominance of those new providers at the expense of cellular service providers. Changes in the industry value chain structure might result in an increase in our expenses as well as a decrease in our revenue generated from those services.

Unanticipated growth in subscriber demand for cellular data may require us to terminate or modify certain products or services and could require us to make unplanned investments.

As part of our strategy of evolving into a diversified multi-service communications and media service provider, we have developed services providing, and successfully encouraged subscriber demand for, Internet access and content and data consumption using 3G cellular phones, smartphones, data cards and ISP. However, in the event subscriber demand for data increases more rapidly than expected, we may need to develop strategies to avoid data traffic overloading the capacity of the network. Such strategies may include terminating or modifying certain products or services or undertaking significant unanticipated investments. In addition, regulatory developments seeking to ensure “fair usage” of the Internet for all persons may impose changes on the terms and conditions of certain of our current or future services. In the event of substantial, rapid growth in data consumption by our subscribers and the public generally, we may be obliged to adjust our product offering or undertake significant investments, both of which could have a material adverse effect on our financial condition or results of operations.

Operating a cellular telecommunications network involves the inherent risk of fraudulent activities and potential abuse of our services, which may cause loss of revenues and non-recoverable expenses.

There is an inherent risk of potential abuse by individuals, groups, businesses or other organizations that use our cellular telecommunications services and avoid paying for them. The effects of such fraudulent activities may be, among others, a loss of revenue and out-of-pocket expenses which we will have to pay to third parties in connection with those services, such as interconnect fees, payments to international operators or to operators overseas and payments to content providers. Such payments may be non-recoverable. Although we are taking measures in order to prevent fraudulent activities, we have suffered from these activities in the past, and we may suffer from them in the future. The financial impact of fraudulent activities that have occurred in the past has not been material. However, we cannot assure you that should fraudulent activities occur in the future, they will not materially affect our financial condition and results of operations.

We are dependent upon our ability to interconnect with other telecommunications carriers. We also depend on Bezeq and other suppliers for land-line transmission services. The failure of these carriers to provide these services on a consistent basis could have a material adverse effect on us.

Our ability to provide commercially viable cellular telephone services depends upon our ability to interconnect with the telecommunications networks of existing and future land-line, cellular telephone and international operators in Israel in order to complete calls between our customers and parties on the land-line or other cellular telephone networks. All land-line, cellular telephone and international operators in Israel are legally required to provide interconnection to, and not to discriminate against, any other licensed telecommunications operator in Israel. We have signed interconnect agreements with cellular telephone network operators in Israel, and with Israeli international operators, and in 2008, we signed an agreement with Bezeq for the provision of land-line transmission services which replaces an earlier transmission agreement. As regards interconnection to Bezeq’s land-line network, we are currently operating without any formal agreements with Bezeq, and our day-to-day arrangements with Bezeq substantially conform to a draft interconnect agreement negotiated with Bezeq. In connection with the introduction of the new services that the Company began offering in 2009, we also depend on Bezeq’s and HOT’s land-line network in order to be able to provide those services. We also have an agreement with the international long-distance provider 012 Smile Telecom Ltd (formerly “Golden Lines (012) and since March 3, 2011, a wholly owned subsidiary of Partner), to carry all of our roaming related traffic. The agreement provides that Partner will route calls to its customers that are roaming abroad via 012 Smile Telecom Ltd. In addition, Partner will route outgoing international calls from foreign roamers hosted on Partner’s network in Israel. Under the agreement, all international signaling traffic related to Partner’s roamers abroad and foreign roamers hosted on Partner’s network while visiting Israel will be also be routed through 012 Smile Telecom Ltd.

We have no control over the quality and timing of the investment and maintenance activities that are necessary for these entities to provide us with interconnection to their respective telecommunications networks. The failure of these or other telecommunications providers to provide reliable interconnections to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations. Disruptions, stoppages, strikes and slowdowns experienced by them may significantly affect our ability to provide cellular telephone services. The failure by our suppliers to provide reliable transmission services to us on a consistent basis could have a material adverse effect on our business, financial condition or results of operations.

Our marketing strategy is, in part, based upon the international Orange brand. If our license agreement terminates or is revoked, we will lose one of our main competitive strengths.

Our marketing strategy currently relies on the use of the international Orange brand. We can operate our business under the Orange brand only if we have the right to use it under the brand license agreement. Under this license agreement, we are required to comply with the orange brand guidelines. Based on the license agreement, we have the right to use the Orange brand as long as we are able and legally eligible under the laws of Israel to offer telecommunications services to the public in Israel. The brand license agreement may be terminated by mutual agreement, or at our discretion, or by Orange if a court determines that we have continuously materially misused the brand. In accordance with the brand license agreement signed on September 14, 1998,  our right to use the Orange brand is royalty-free until 2013. Beforehand, during 2012, in accordance with the license agreement, the parties will negotiate the amount of royalty payments, which could be significant, if we decide to retain the orange brand. If the parties do not agree on the amount of royalty payments in accordance with the license agreement, the matter shall be escalated for determination by the Chief Executive Officers of the parties and if they fail to reach an agreement, the determination of royalty payments will be referred to an independent expert. On April 28, 2011, we entered into an amendment (the “Amendment”) to our license agreement, according to which, inter alia, Orange obtained the right to terminate the license agreement also if we materially breach the agreement. This termination right is not affected by any revocation of the Amendment. This Amendment exposes Partner to a higher risk of termination of the license agreement by Orange.  If the Amendment is revoked for any reason, and we retain the Orange brand and are required to pay significant royalty payments as determined by an independent expert in accordance with our license agreement, our results of operations may be adversely affected. If we decide not to retain the Orange brand we cannot assure you that we will be able to successfully build a new brand for our services in a timely manner. For further information on the Amendment, see above "14.3 Recent Developments – The Company entered into an amendment to its brand license agreement."

We depend on a limited number of suppliers for our network equipment. Our results of operations could be adversely affected if our suppliers fail to provide us with adequate supplies of network equipment or maintenance support on a timely basis.

We purchased our network equipment, such as switching equipment, base station controllers and base transceiver stations and network software, from Ericsson and Nokia. As of January 2008, we purchase all our UMTS network equipment from Ericsson, and are therefore materially dependent on Ericsson as our sole vendor for our UMTS network. We cannot be certain that we will be able to obtain equipment from one or more alternative suppliers on a timely basis in the event that any of our suppliers is unable to satisfy our equipment requirements, or that the equipment provided by such alternative supplier or suppliers will be compatible with our existing equipment. Our results of operations could be adversely affected if Ericsson or one of our other key suppliers fails to provide us with adequate supplies of equipment, as well as ongoing maintenance and upgrade support, in a timely manner. In addition, our results of operations could be adversely affected if the price of network equipment rises significantly. In our experience, suppliers from time to time extend delivery times, limit supplies and increase the prices of supplies due to their supply limitations and other factors.

Our business may be impacted by shekel exchange rate fluctuations and inflation.

Substantially all of our revenues and a majority of our operating expenses are denominated in shekels. However, in recent years, approximately 25% of our operating expenses (excluding depreciation and amortization), including a substantial majority of our equipment purchases, were linked to non-shekel currencies, mainly the US dollar. These expenses related principally to the acquisition of handsets, where the price paid by us is based mainly on US dollars. In addition, a substantial majority of our capital expenditures are incurred in, or linked to, non-shekel currencies, mainly US dollars. A decline in the value of the shekel against the dollar (or other foreign currencies) could have a further adverse impact on our results, which may be material. Material changes in exchange rates may cause the amounts that we must invest to increase materially in shekel terms.

We have hedged a portion of our foreign currency commitments. As of December 31, 2010, the notional amount of our foreign currency derivatives was US$ 94 million. Our derivative transactions are mainly designed to hedge short-term cash flows related to anticipated payments in respect of purchases of handsets and capital expenditures in foreign currency.

Our bank credit facility borrowings and repayments of principal and interest on our Series A Notes due 2012, Series B Notes due 2016, Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017 are currently in shekels, of which Series A, B and C are linked to the consumer price index (“CPI”). We may not be permitted to raise our tariffs pursuant to our license in a manner that would fully compensate for any increase in the CPI. Therefore, an increase in the rate of inflation may also have a material adverse impact upon us by increasing our financial expenses without an offsetting increase in revenue. We enter into derivative transactions in order to protect ourselves from an increase in the CPI. As of December 31, 2010, the notional amounts of our CPI derivatives were approximately NIS 80 million (or approximately 4.8% of our CPI exposure at that date).

We may fail to maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002, which may have a material adverse effect on our operating results and our share price.

Our efforts to comply with the requirements of Section 404 of the Sarbanes-Oxley Act of 2002 relating to the evaluation of our internal control over financial reporting have resulted in increased general and administrative expenses and required substantial management time and attention. We expect these efforts to require a continued commitment of resources. If we fail to maintain the adequacy of our internal controls, we may not be able to conclude on an ongoing basis that we have effective internal control over financial reporting. Although our management has concluded that our internal control over financial reporting was effective as of December 31, 2010, we may identify material weaknesses or other disclosable conditions in our future control over financial reporting. Failure to maintain effective internal control over financial reporting could result in investigation or sanctions by regulatory authorities and significant effort and expense, and could have a material adverse effect on our operating results and on the market price of our ordinary shares.

The political and military conditions in Israel may adversely affect our financial condition and results of operations.

The political and military conditions in Israel directly influence us. Since the establishment of the State of Israel in 1948, a number of armed conflicts have taken place between Israel and its Arab neighbors. Hostilities involving Israel, the interruption or curtailment of trade between Israel and its trading partners and political instability within Israel or its neighboring countries are likely to cause our revenues to fall and harm our business. The establishment in 2006 of a government in the Palestinian Authority by representatives of the Hamas militant group has created additional unrest and uncertainty in the region. Repeated attacks by Hamas including missile strikes against Israel, led to an armed conflict between Israel and the Hamas in December 2008 and January 2009. Ongoing violence between Israel and its Arab neighbors and Palestinians may have a material adverse effect on the Israeli economy, in general, and on our business, financial condition or results of operations. In particular, in recent conflicts, missile attacks have occurred on civilian areas, which could cause substantial damage to our infrastructure network, reducing our ability to continue serving our customers as well as our overall network capacity. In addition, in the event recent political unrest and instability in the Middle East causes investor concerns resulting in a reduction in the value of the Shekel, our expenses in non Shekel currencies may increase, with a material adverse affect on our financial results.

Some of our directors, officers and employees are currently obligated to perform annual reserve duty. Additionally, all reservists are subject to being called to active duty at any time under emergency circumstances. We cannot assess the full impact of these requirements on our workforce and business if conditions should change, and we cannot predict the effect on us of any expansion or reduction of these obligations.

During an emergency, including a major communications crisis in Israel’s national communications network, a natural disaster, or a special security situation in Israel, control of our network may be assumed by a lawfully authorized person in order to protect the security of the State of Israel or to ensure the provision of necessary services to the public. During such circumstances, the government also has the right to withdraw temporarily some of the spectrum granted to us. Under the Equipment Registration and Mobilization to the Israel Defense Forces Law, 1987, the Israel Defense Force may mobilize our engineering equipment for their use, compensating us for the use and damage. We cannot assure you that we are fully prepared for every disaster or emergency situation, or that we could recover fully from any such occurrence. This may materially harm our ability to provide services to our subscribers in such emergency circumstances, and would thus have a negative impact on our revenue and results of operations.

Moreover, the Prime Minister of Israel may, under powers which the Communications Law grants him for reasons of state security or public welfare, order us to provide services to the security forces, to perform telecommunications activities and to set up telecommunications facilities required by the security forces to carry out their duties. While the Communications Law provides that we will be compensated for rendering such services to security forces, the government is seeking a change in the Communications Law which would require us to bear some of the cost involved with complying with the instructions of security forces. Such costs may be significant and have a negative impact on our revenue and results of operations.

Our level of indebtedness could adversely affect our business and our liquidity.

At December 31, 2010, our total long-term indebtedness was NIS 3,716 million net of deferred charges including capital lease obligations and current maturities and the current portion of our long-term bank borrowings.

On May 1, 2011 the Company's Board of Directors approved entering into a long-term loan agreement with a leading Israeli bank, in the principal loan amount of NIS 400 million, with a final maturity date of May 2019.  See our press release dated May 1, 2011 and our Form 6-K furnished to the SEC on May 2, 2011 for more information.

On April 10, 2011, 012 Smile prepaid its long term bank loans (for more information with respect to the long term bank loans see note 14 to 012 Smile's 2010 annual report attached to our Form 6-K furnished to the SEC on April 14, 2011) and obtained a new loan from a leading Israeli bank in a principal amount of NIS 500 million, bearing an annual interest of 3.42%. The interest is payable quarterly, and the loan is linked to the CPI (principal and interest). The principal is payable as follows: NIS 30 million on December 31, 2012, NIS 140 million on December 31, 2014, NIS 140 million on December 31, 2015, and NIS 190 million on December 31, 2019. In addition, 012 Smile has received a loan from the Company in an amount of NIS 165 million, which was financed by the Company through short term bank borrowings. The Company guaranteed the bank loans of 012 Smile.

On March 3, 2011 the Company completed the acquisition of all of the issued and outstanding shares of 012 Smile from Merhav-Ampal Energy Ltd. (“Ampal”). The purchase price was NIS 650 million, which included the acquisition of all of the outstanding shares of 012 Smile and a shareholder loan to 012 Smile. As part of the acquisition, we also guaranteed the bank loans and other bank guarantees, which have been provided to 012 Smile, in a total amount of approximately NIS 800 million. According to the purchase agreement, 012 Smile assigned to Ampal the right to receive payments due from a third party in an amount of approximately NIS 40 million. The purchase assumes an enterprise value for 012 Smile of approximately NIS 1.45 billion. This includes fixed assets, intangible assets of customer relations, brand name, Rights of Use (“ROU”) of international transmission cables and goodwill. Currently, 012 Smile has long term bank loan financing totaling approximately NIS 800 million.

On March 1, 2011, the Company issued an additional NIS 444 million in principal amount of Series C Notes to classified institutional investors in Israel in a private placement (the "Additional Notes"). The terms of the Additional Notes are identical to the terms of the previously issued outstanding Series C Notes. The Additional Notes were issued for an aggregate consideration of approximately NIS 462 million, representing a price of NIS 1.043 per NIS 1 principal amount of the Additional Notes (reflecting approximately 1.8% discount on the market price as of February 23, 2011). The Additional Notes were therefore issued without discount on their CPI adjusted value. On February 24, 2011, Standard & Poor's Maalot assigned its ilAA- rating to the Additional Notes. The Additional Notes were listed for trading on the TASE.

The Company obtained a credit facility from a leading bank in the amount of NIS 700 million, which the bank is committed to until December 31, 2012. As of December 31, 2010,  no amounts had been drawn under this credit facility. During 2011, the Company used part of this credit facility to refinance part of 012 Smile's bank borrowings and for other operational needs. As of April 30, 2011, the total short term borrowings under this credit facility amounted to NIS 448 million. These short term borrowings bear interest equal to the 'prime rate' minus 0.65%.

See below "14.8 Capitalization and Indebtedness" for more information regarding our indebtedness.

Our substantial indebtedness could adversely affect our financial health by, among other things:

•	increasing our vulnerability to adverse economic, industry or business conditions or increases in the CPI, particularly because a substantial portion of our borrowings is linked to the CPI;

•	limiting our flexibility in planning for, or reacting to, changes in our industry and business as well as the economy generally;

•	requiring us to dedicate a substantial portion of our cash flow from operations to service our debt, which reduces the funds available for dividend distributions and future business development; and

•	limiting our ability to obtain the additional financing we need to operate, develop and expand our business.

If our future cash flows are not sufficient to allow us to pay principal and interest on our debt, we might not be able to satisfy our financial and other covenants and may be required to refinance all or part of our existing debt, use existing cash balances or issue additional equity or other securities. We cannot be sure that we will be able to do so on commercially reasonable terms, if at all.

We may not be able to fulfill our dividend policy in the future. If we implement our current dividend policy, we might reduce our future cash reserves, which may require us to borrow additional money.

We first distributed dividends in 2005, and we have distributed dividends in each subsequent year. On March 16, 2010, the Company’s Board of Directors approved a dividend policy, targeting at least 80% payout ratio of annual net income for the year 2010. On February 22, 2011, the Board of Directors reaffirmed the dividend policy for 2011.

Under Israeli law, the payment of dividends is generally made from accumulated retained earnings or, retained earnings accrued over a period of the last two years (after deducting prior dividends to the extent not already deducted from retained earnings), and in either case, provided there is no reasonable concern that the dividend will prevent the company from satisfying current or foreseeable obligations as they come due. A dividend distribution that does not meet the above- mentioned conditions would be allowed only after receiving court approval and after providing debtors with the opportunity to present to the court any opposition to the dividend distribution.

There is no assurance that we will be able to continue paying dividends or increase our payment of dividends in the future, nor is there any assurance that our Board of Directors will not change our dividend policy in the future.

Our current dividend policy, if continued to be implemented, will significantly reduce our future cash reserves and may adversely affect our ability to fund unexpected capital expenditures. As a result, we may be required to borrow additional money, which may not be possible on attractive terms or at all.

If we are unable to fulfill our dividend policy, or pay dividends at levels anticipated by investors in our shares, the market price of our shares may be negatively affected and the value of our investors’ investment may be reduced.

Our business results may be affected by a recurrence of a recession.

Most of our revenues are usage dependant. In 2009 we experienced a substantial decline in our roaming service revenues due in part to a reduction in incoming and outgoing tourism as a result of the global economic recession and also due to the decrease of outgoing minutes of our business subscribers. If a recession reoccurs, usage of our services decreases and we cannot otherwise compensate for lost revenues, it may have a material adverse effect on our results of operations and financial condition. Furthermore, the recession may adversely affect third parties we rely upon in the provision of our services, including interconnecting telecommunication providers, roaming partners and services and equipment providers. If those providers fail to provide reliable and consistent services and/or equipment to us in accordance with the requisite standards of quality and on a timely basis, our ability to provide services to our subscribers may be reduced in scope and/or in quality until and inasmuch as an alternative provider can be found. An alternative provider and/or solution may involve additional expenses and/or investments on our part and/or may involve terms that are less favorable to us including reduced revenues. Particularly in light of current global economic conditions, there can be no assurance that we will be able to obtain additional bank loans, issue new corporate notes or securitize accounts receivable on acceptable terms or at all, which could have a material adverse effect on our cash flow and financial condition.

RISKS RELATED TO OUR PRINCIPAL SHAREHOLDER

45.96% of our shares and voting rights are indirectly controlled by a single shareholder.

As of April 30, 2011, our controlling shareholder, Mr. Ilan Ben-Dov, held indirectly 45.96% of our issued and outstanding shares and total voting rights as a result of his indirect control of Scailex Corporation Ltd. (“Scailex”) and Suny Electronics Ltd.(“Suny”).

As our largest shareholder, Scailex, who is also one of our main handset suppliers, has the ability to influence our business through its ability to virtually control all actions that require majority approval by the shareholders and through its representatives on our board of directors. Scailex is not obligated, however, to provide us with financial support or to exercise its rights as a shareholder in our best interests or in the best interests of our minority shareholders and noteholders, and it may engage in activities that conflict with such interests. If the interests of Scailex conflict with the interests of our other shareholders and noteholders, those shareholders and noteholders could be disadvantaged by the actions that this shareholder chooses to pursue. In addition, Scailex may cause our business to pursue strategic objectives that may conflict with the interests of our other shareholders and noteholders.

RISKS RELATED TO THE NOTES OFFERED BY THIS SHELF OFFERING REPORT

We believe that the occurrence of any one or some combination of the following factors could have a material adverse effect on Notes offered by this shelf offering report.

Our Notes will be unsecured and will be effectively subordinated to our existing and future secured indebtedness.

Our Notes will be unsecured and will be effectively subordinated to any existing and future secured indebtedness we may have. Therefore, the rights of our creditors, including the holders of the Notes, to participate in our assets upon liquidation or reorganization, will be subject to the prior claims of our secured creditors.

We may not be able to generate sufficient cash flow to make payments under the Notes.

Our ability to make payments on our indebtedness (see "14.5 Risk Factors - Risks Relating to Our Business Operations – Our level of indebtedness could adversely affect our business and our liquidity” above), including the Notes being offered by this shelf offering report, will depend on our ability to generate cash in the future. This, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

We have recently faced a material increase in equipment sales resulting from an increase in the level of sales of high value devices (smartphones and other devices).  The use of customer handset payment installment plans over 36 months has led to an increase in the level of our working capital together with an equivalent reduction in our operating cash flows. The Company is currently taking measures in order to reduce the level of working capital and improve operating cash flows.  However, if these measures do not succeed, and/or if there are adverse changes in any of the factors beyond our control that impact on operating cash flows, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us in an amount sufficient to enable us to pay our indebtedness or to fund our other liquidity needs. A significant reduction in operating cash flow would likely increase the need for alternative sources of liquidity. If we are unable to generate sufficient cash flow to make payments on the Notes or our other indebtedness, we will have to pursue one or more alternatives, such as reducing our operating expenses, reducing or delaying capital expenditures, refinancing the Notes or such other indebtedness, or raising equity. We cannot assure you that any of these alternatives could be accomplished on satisfactory terms or that they would yield sufficient funds to repay the Notes and our other indebtedness.

Although the Notes are listed on the TASE, there are restrictions on your ability to transfer or resell the Notes in the United States without registration under applicable U.S. federal and state securities laws.

The Notes being offered by this shelf offering report are being offered and sold in Israel pursuant to an exemption from registration under U.S. federal and applicable state securities laws. Therefore, you may transfer or resell the Notes in the United States only in a transaction registered under or exempt from the registration requirements of the U.S. federal and applicable state securities laws.

Although the Notes are listed on the TASE, we cannot assure you that the market for the Notes being offered by this shelf offering report will remain an active or liquid trading market.

Although the Notes are listed on the TASE, we cannot assure you that the market for the Notes being offered by this shelf offering report will remain an active or liquid trading market. The liquidity of the trading market in the Notes, and the market price quoted for the Notes, may be affected adversely by changes in the overall market for such types of securities, interest rates and by changes in our financial performance or prospects or in the prospects for companies in the industry in which we operate.

The Notes do not contain many restrictive covenants, and there is limited protection in the event of a change of control.

The Notes do not contain restrictive covenants that would protect you from several kinds of transactions that may adversely affect you. In particular, the Notes do not contain covenants that limit our ability to pay dividends or make distributions on or redeem our ordinary shares or limit our ability to incur additional debt and, therefore, protect you in the event of a highly leveraged transaction or other similar transaction. In addition, there is no requirement that we offer to repurchase the Notes upon a change of control. Accordingly, we could enter into certain transactions, such as acquisitions, refinancings or a recapitalization, that could affect our capital structure and the value of our Notes that would constitute a change of control.

A downgrade, suspension or withdrawal of the rating assigned by a rating agency to the Notes could cause the liquidity or market value of the Notes to decline significantly.

Our Series A Notes have been rated “ilAA-” by Standard & Poor’s Maalot Ltd., or Maalot, and Aa3 with a stable forecast by Midroog, two of Israel's rating agencies.  Our Series B Notes have been rated "ilAA-" by Maalot. Our Series C, D and E Notes were given an initial rating of “ilAA-” by Maalot.  On April 14, 2011, Standard & Poor's Maalot assigned its 'ilAA-' rating to additional Series C and/or D and/or E bonds of up to NIS1.2 billion par value, to be issued by the Company (ilAA-/Negative) through an expansion of the series.

We cannot assure you that such rating will remain for any given period of time or that the rating will not be lowered or withdrawn entirely by Maalot or any other rating agency if in such rating agency’s judgment future circumstances relating to the basis of the rating, such as adverse changes in our business, so warrant.

14.6 Ratio of Earnings to Fixed Charges

Our ratio of earnings to fixed charges for the year ended December 31, 2010 was 8.67.

Our ratio of earnings to fixed charges is calculated by dividing (i) income (loss) from ordinary activities before income taxes plus fixed charges by (ii) fixed charges. Fixed charges consist of interest expensed and capitalized, amortization of issuance costs relating to our Series A Notes due 2012, Series B Notes due 2016, Series C Notes due 2018, Series D Notes due 2021 and Series E Notes due 2017, and one third of rental expense for antenna sites (being the portion deemed to represent the interest factor).

See "14.8 Capitalization and Indebtedness".

14.7 Use of Proceeds

The net proceeds from the offering, after deduction of the arranger’s fees and other expenses and commissions of the offering, are expected to be approximately NIS 695 million.

The proceeds from the offering will be used for the Company's current needs including settling payments on, or purchasing, the Company's Series A Notes and/or refinancing other debt.

The interest rate of the Company's Series A Notes is 4.25% per annum linked to the CPI, which is payable quarterly on the last day of each quarter commencing June 30, 2005. The principal amount is payable in twelve equal quarterly installments, commencing June 30, 2009. The Company's Series A Notes mature on March 30, 2012.

The other debt of the Company includes short term borrowings from our credit facility, in an amount of NIS 448 million, as of April 30, 2011, that bears interest equal to the 'prime rate' minus 0.65%. See above "14.5 Risk Factors - Our level of indebtedness could adversely affect our business and our liquidity."

Until used by us in the manner aforementioned, the proceeds of any offering will be invested by us, at our discretion and subject to the decision of the Company's board of directors from time to time, in non-speculative investments, including, but not limited to, interest bearing monetary deposits, foreign currency deposits, governmental and corporate bonds and the like investments. For the purpose of the foregoing, investment in equity securities, instruments linked to equity securities or to indexes of equity securities or options on securities or in derivative instruments shall not be deemed non-speculative investments.

14.8 Capitalization and Indebtedness

The following table sets forth our capitalization as of December 31, 2010:

(i) on an actual basis;

(ii) on a pro forma basis as though the acquisition of 012 Smile had occurred on December 31, 2010 (for more information see our Form 6-K furnished to the SEC on April 14, 2011), including the issuance on March 1, 2011 of Additional Notes that are the expansion of Series C Notes in an amount of NIS 462 million; and

(iii) on a pro forma basis as though the acquisition of 012 Smile had occurred on December 31, 2010, including the issuance on March 1, 2011 of Additional Notes that are the expansion of Series C Notes in an amount of NIS 462 million, and as adjusted to reflect: (a) changes made in April 2011 in the bank loans of 012 Smile referred to in "14.5 Risk Factors - Our level of indebtedness could adversely affect our business and our liquidity"; (b) a loan agreement in the amount of NIS 400 million which the Company's Board of Directors has approved entering into on May 1, 2011; and (c) the sale of the Notes and the receipt by us of the net proceeds therefrom after deducting the estimated offering expenses, assuming for this purpose that we will sell Notes in the aggregate principal amount of approximately NIS 700 million (the amount less offering expenses is approximately NIS 695 million).

The information in this table should be read in conjunction with and is qualified by reference to the consolidated financial statements and notes thereto and other financial information incorporated by reference into this prospectus.

	Actual	Pro forma basis for the 012 Smile acquisition, including expansion of Series C Notes	Pro forma basis for the 012 Smile acquisition, including expansion of Series C Notes and as adjusted (**)
	(Audited)	(unaudited)	(unaudited)

Cash and cash equivalents	321	194	1,289
Debt
Current liabilities - bank borrowings		108	273
Non current liabilities - bank borrowings, including current maturities	1302	1,992	2,227
Series A Notes due 2012, less deferred costs, including current maturities	956	956	956 (*)
Series B Notes due 2016, less deferred costs	458	458	458
Series C Notes due 2018, less deferred costs	204	666	666
Series D Notes due 2021, less deferred costs	396	396	396
Series E Notes due 2017, less deferred costs	397	397	397
Finance lease obligations	3	3	3

Expansion of notes payable series D and E currently offered, less offering expenses			695
Total debt	3,716	4,976	6,071
Equity
Share capital	2	2	2
Capital surplus	1,099	1,099	1,099
Accumulated deficit	(124)	(124)	(124)
Treasury shares	(351)	(351)	(351)
Total equity	626	626	626
Total capitalization	4,021	5,408	5,408

(*) A principal amount of NIS 193 million was repaid on March 31, 2011 and is not included in this capitalization information

(**) As adjusted for (i) changes made in 012 Smile bank loans, (ii) our NIS 400 million bank loan, and (iii) the sale of the Notes and the receipt by us of the net proceeds therefrom after deducting the estimated offering expenses, assuming that we will sell Notes in the aggregate principal amount of approximately NIS 700 million (the amount less offering expenses is approximately NIS 695 million).

14.9 Price Range of Ordinary Shares

Prices set forth below are high and low reported closing prices for our ordinary shares, not adjusted for dividends, based on information supplied by the NASDAQ Global Market, for the periods indicated. Other information regarding the market price of our ordinary shares is located in our 2010 20-F.

	High		Low

2006	US$	12.52	US$	7.20

2007	US$	22.23	US$	11.50

2008	US$	24.62	US$	15.15

2009	US$	20.46	US$	13.46

First quarter	US$	16.69	US$	13.46
Second quarter	US$	18.00	US$	14.80
Third quarter	US$	19.83	US$	16.90
Fourth quarter	US$	20.46	US$	18.23

2010	US$	24.13	US$	15.17

First quarter	US$	24.13	US$	20.17
Second quarter	US$	22.87	US$	15.26
Third quarter	US$	18.38	US$	15.17
Fourth quarter	US$	21.75	US$	18.30

October 2010	US$	20.32	US$	18.30
November 2010	US$	20.96	US$	20.01
December 2010	US$	21.75	US$	19.77
January 2011	US$	20.62	US$	19.00
February 2011	US$	19.49	US$	18.50
March 2011	US$	19.11	US$	17.93
April 2011	US$	19.42	US$	18.29

Prices set forth below are high and low reported closing prices for our ordinary shares, not adjusted for dividends, based on information supplied by the Tel Aviv Stock Exchange, for the periods indicated. Other information regarding the market price of our ordinary shares is located in our 2010 20-F.

	High	Low

2006	NIS 51.92	NIS 33.85

2007	NIS 85.20	NIS 48.42

2008	NIS 85.48	NIS 58.40

2009	NIS 77.20	NIS 57.30

First quarter	NIS 66.01	NIS 57.30
Second quarter	NIS 71.52	NIS 62.01
Third quarter	NIS 74.00	NIS 67.00
Fourth quarter	NIS 77.20	NIS 69.16

2010	NIS 94.29	NIS 59.00

First quarter	NIS 94.29	NIS 74.00
Second quarter	NIS 84.07	NIS 60.00
Third quarter	NIS 67.50	NIS 59.00
Fourth quarter	NIS 79.25	NIS 65.96

October 2010	NIS 73.40	NIS 65.96
November 2010	NIS 76.76	NIS 71.39
December 2010	NIS 79.25	NIS 70.80
January 2011	NIS 74.00	NIS 70.45
February 2011	NIS 71.64	NIS 66.87
March 2011	NIS 67.51	NIS 65.05
April 2011	NIS 67.70	NIS 62.50

14.10 Description of Share Capital

Our registered share capital consists of a single class of 235 million ordinary shares, par value NIS 0.01 per share.

As of December 31, 2010, we had outstanding 155,249,176 ordinary shares (not including shares held by the Company as treasury shares), and outstanding employee stock options to purchase an aggregate of 6,826,275 ordinary shares at a weighted average price of NIS 55.88, with the latest expiration date of these options being 2020 (of which options to purchase an aggregate of 2,243,022 ordinary shares were exercisable as of December 31, 2010). As of April 30, 2011 we had outstanding 155,581,791 ordinary shares (not including shares held by the Company as treasury shares), and outstanding employee stock options to purchase an aggregate of 5,950,700, of which 1,579,147 are exercisable. All outstanding ordinary shares are validly issued, fully paid and nonassessable. The ordinary shares do not have preemptive rights. Under the terms of our 2004 Share Option Plan, our board of directors may from time to time elect to allow exercise of employee stock options through a net exercise procedure and, with respect to employee stock options granted after February 23, 2009, may from time to time require exercise of employee stock options through a net exercise procedure.  In the net exercise procedure, an exercising employee is not required to make a cash payment of the exercise price and instead upon option exercise receives ordinary shares with a fair market value equal to the difference between (i) the aggregate exercise price of the options being exercised and (ii) the aggregate fair market value of the ordinary shares underlying the options being exercised.  To the extent that a net exercise procedure is used, the maximum number of ordinary shares that can be issued upon exercise of employee stock options will be less than that stated above.

In addition, as of December 31, 2010 and as of April 30, 2011, 4,467,990 ordinary shares, with a book value of NIS 351 million were held by us as treasury shares.

From January 1, 2011 through April 30, 2011, we issued a total of 332,615 ordinary shares, all of which were issued upon the exercise of options granted under our share option plans.

14.11   Exchange Rate Data

For the month of March 2011, the high and low exchange rates were NIS 3.635 per US dollar and NIS 3.481 per US dollar, respectively, as published by the Bank of Israel. For the month of April  2011, the high and low exchange rates were NIS 3.473 per US dollar and NIS 3.395 per US dollar, respectively, as published by the Bank of Israel.

On April 30, 2010, the exchange rate was NIS 3.395 per US dollar as published by the Bank of Israel.

14.12 Expenses of the Offering

The aggregate amount that we will pay for arrangement fees and our other commissions and expenses in connection with this offering is NIS 5 million.

14.13 Incorporation of Certain Information by Reference

We are allowed to "incorporate by reference" the information we file with the Israel Securities Authority ("ISA") on the Magna system, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is considered to be part of this shelf offering report and the Shelf Prospectus. We incorporate by reference the documents listed below:

(A)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2010, filed with the ISA on the Magna system on March 21, 2011.

(B)	Our reports on Form 6-K filed with the ISA on the Magna system on March 13, 2011, March 31, 2011, April 5, 2011 April 14, 2010 (three Form 6-Ks), April 28, 2011, and May 2, 2011.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this shelf offering report or the Shelf Prospectus, you should rely on the statements made in the most recent document. All information appearing in this shelf offering report or the Shelf Prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

14.14 Indemnification of Directors and Officers

Indemnification

The Companies Law and our Articles of Association provide that Partner may indemnify an officer or director of Partner to the fullest extent permitted by the law. Without derogating from the foregoing, and subject to the limitations set forth in the Israeli Securities Law, our Articles of Association specifically provide that Partner may indemnify an officer or director of Partner for liability or expense he incurs or that is imposed upon him as a result of an action or inaction by him (or together with other officers or directors of Partner) in his capacity as an officer or director of Partner as follows:

(1)
any financial liability incurred by, or imposed upon the officer or director in favor of another person in accordance with a judgment, including a judgment given in a settlement or a judgment of an arbitrator, approved by the court; or

(2)	reasonable litigation expenses, including legal fees, incurred by the officer or director or which he was ordered to pay by the court:

(a)	in the context of proceedings filed against him by Partner or on Partner’s behalf or by a third party; or

(b)	in a criminal proceeding in which he was acquitted; or

(c)	in a criminal proceeding in which he was convicted of a felony which does not require a finding of criminal intent.

(3)
reasonable litigation expenses, including legal fees, incurred by the officer or director due to such investigation or proceeding conducted against him by an authority authorized to conduct an investigation or proceeding, relating to an offense which does not require criminal intent, within the meaning of the relevant terms in any law, and which:

(a)	ended without filing of an indictment against him and without the imposition of a financial liability as a substitute for a criminal proceeding; or

(b)	ended without filing of an indictment against him but for which he was subject to a financial liability as a substitute for a criminal proceeding; or

(4)	any other liability or expense in respect of which it is permitted or will be permitted under applicable law to indemnify an officer or director of Partner.

The Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an officer or director with respect for items (2) and (3) above, or any other matter permitted by law. The Companies Law and our Articles of Association also permit us to undertake in advance to indemnify an officer or director with respect to item (1) above, provided however, that the undertaking to indemnify is restricted to events which in the opinion of the Board of Directors are anticipated in light of Partner’s activities at the time of granting the obligation to indemnify, and is limited to a sum or measurement determined by the Board of Directors to be reasonable in the circumstances. The undertaking to indemnify shall specify the events that, in the opinion of the Board of Directors are expected in light of the Company’s actual activity at the time of grant of the indemnification and the sum or measurement which the Board of Directors determined to be reasonable in the circumstances.

The Companies Law combined with our Articles of Association also permit us to indemnify an officer or director after the fact for all kinds of events, subject to applicable law.

In no event may we indemnify an officer or director for:

(1)	a breach of the duty of loyalty toward us, unless the officer or director acted in good faith and had reasonable grounds to assume that the action would not harm us;

(2)	a breach of the duty of care done intentionally or recklessly ("pzizut") except for negligence;

(3)	an intentional act intended to unlawfully yield a personal profit; or

(4)	a criminal fine or a penalty imposed on him.

We have undertaken to indemnify our directors and officers, subject to certain conditions as aforesaid. We consider from time to time the indemnification of our directors and officers, which indemnification will be subject to approval of our Audit Committee, Board of Directors and in case of indemnification of directors, also of our shareholders.

Under the indemnification letters granted prior to the date of this report, the aggregate indemnification amount payable by us to all of the officers and directors and other indemnified persons pursuant to all letters of indemnification issued or that may be issued to them by the Company in the future will not exceed the higher of (i) 25% of shareholders equity and (ii) 25% of market capitalization, each measured at the time of indemnification.

Release

The Companies Law and our Articles of Association authorize the Company, subject to the required approvals, to release our directors and officers, in advance, from such persons' liability, entirely or partially, for damage in consequence of the breach of the duty of care toward us. Notwithstanding the foregoing, we may not release such person from such person's liability, resulting from any of the following events: (i) the breach of duty of loyalty towards us; (ii) the breach of duty of care made intentionally or recklessly ("pzizut") except for negligence; (iii) an intentional act intended to unlawfully yield a personal profit; (iv) a criminal fine or a penalty imposed upon such person; and (v) the breach of duty of care in distribution ("haluka").

14.15 Legal Matters

Certain legal matters with respect to the offering of the Notes are being passed upon for us by Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co.

14.16 Experts

The audited financial statements incorporated by reference in this shelf offering report, to the extent and for the periods indicated in their reports, have been audited by Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

The offices of Kesselman & Kesselman, independent certified public accountants in Israel and a member of PricewaterhouseCoopers International Limited, are located at Trade Tower 25 Hamered St., Tel Aviv, 68125, Israel.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Emanuel Avner
Name: Emanuel Avner
Title: Chief Financial Officer

Dated: May 3, 2011